Exhibit 99.2

EXECUTION VERSION

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

iClick Interactive Asia Group Limited,

OVERLORD MERGER SUB LTD.

and

Amber DWM Holding Limited,

dated as of November 29, 2024

TABLE OF CONTENTS

Article I DEFINITIONS		3

1.1	Defined Terms	3

Article II THE MERGER		23

2.1	Pre-Closing Actions	23
2.2	The Merger	23
2.3	Closing	23
2.4	Effective Time	24
2.5	Effect of Merger	24
2.6	Governing Documents	24
2.7	Directors and Officers	24

Article III TREATMENT OF SECURITIES		25

3.1	Treatment of Shares	25
3.2	Treatment of ICLK Equity Awards	25
3.3	Dissenting Shares	26
3.4	Exchange Procedures	26
3.5	Issuance of the Closing Number of Securities	26
3.6	ICLK Closing Certificate	27
3.7	Closing Calculations	27
3.8	Withholding Taxes	28
3.9	Taking of Necessary Action; Further Action	28

Article IV REPRESENTATIONS AND WARRANTIES OF DWM		28

4.1	Organization and Qualification	28
4.2	DWM Subsidiaries	29
4.3	Capitalization of DWM	30
4.4	Authority Relative to this Agreement	31
4.5	No Conflict; Required Filings and Consents	31
4.6	Compliance; Approvals	32
4.7	Financial Statements	33
4.8	No Undisclosed Liabilities	34
4.9	Absence of Certain Changes or Events	34
4.10	Litigation	34

i

4.11	Employee Benefit Plans	35
4.12	Labor Matters	36
4.13	Real Property; Tangible Property	38
4.14	Taxes	39
4.15	Brokers; Third Party Expenses	40
4.16	Intellectual Property	41
4.17	Data Privacy and Cybersecurity	42
4.18	Agreements, Contracts and Commitments	43
4.19	Insurance	45
4.20	Interested Party Transactions	46
4.21	Information Supplied	46
4.22	Anti-Bribery; Anti-Corruption	46
4.23	International Trade; Sanctions	47
4.24	DWM Asset Restructuring	48
4.25	Disclaimer of Other Warranties	49

Article V REPRESENTATIONS AND WARRANTIES OF ICLK AND MERGER SUB		50

5.1	Organization and Qualification	50
5.2	ICLK Subsidiaries	50
5.3	Capitalization	51
5.4	Authority Relative to this Agreement	53
5.5	No Conflict; Required Filings and Consents	53
5.6	Compliance; Approvals	54
5.7	ICLK SEC Reports and Financial Statements	55
5.8	Absence of Certain Changes or Events	57
5.9	Litigation	57
5.10	Employee Benefit Plans	57
5.11	Labor Matters	59
5.12	Real Properties; Tangible Property	60
5.13	Taxes	62
5.14	Brokers	63
5.15	Intellectual Property	63
5.16	Data Privacy and Cybersecurity	65

5.17	Agreements, Contracts and Commitments	66
5.18	Insurance	68
5.19	Interested Party Transactions	68
5.20	Information Supplied	68
5.21	Anti-Bribery; Anti-Corruption	69
5.22	International Trade; Sanctions	70
5.23	ICLK Listing	70
5.24	Disposal of Certain Business	71
5.25	Disclaimer of Other Warranties	71

Article VI CONDUCT PRIOR TO THE CLOSING		72

6.1	Conduct of Business by DWM Group Companies	72
6.2	Conduct of Business by the ICLK Group Companies	75
6.3	Requests for Consent	78

Article VII ADDITIONAL AGREEMENTS		79

7.1	Proxy Statement; Special Meeting; Shareholder Approvals	79
7.2	Listing Application; Listing	81
7.3	Certain Regulatory Matters	82
7.4	Other Filings; Press Release	83
7.5	Confidentiality; Communications Plan; Access to Information	83
7.6	Reasonable Best Efforts	85
7.7	Certain Deliverables	85
7.8	Disclosure of Certain Matters	85
7.9	No Solicitation	86
7.10	Director and Officer Indemnification and Insurance	87
7.11	Tax Matters	89
7.12	Board of Directors; Officer	89
7.13	DWM Asset Restructuring	90
7.14	Financial Requirement	90

Article VIII CONDITIONS TO THE TRANSACTION		91

8.1	Conditions to Obligations of Each Party’s Obligations	91
8.2	Additional Conditions to Obligations of DWM	92
8.3	Additional Conditions to the Obligations of ICLK	92

Article IX TERMINATION		93

9.1	Termination	93
9.2	Notice of Termination; Effect of Termination	94
9.3	Termination Fee	95

Article X NO SURVIVAL		97

10.1	No Survival	97

Article XI GENERAL PROVISIONS		98

11.1	Notices	98
11.2	Interpretation	99
11.3	Counterparts; Electronic Delivery	100
11.4	Entire Agreement; Third Party Beneficiaries	100
11.5	Severability	101
11.6	Other Remedies; Specific Performance	101
11.7	Governing Law	101
11.8	Consent to Jurisdiction; Waiver of Jury Trial	102
11.9	Rules of Construction	103
11.10	Expenses	103
11.11	Assignment	103
11.12	Amendment	103
11.13	Extension; Waiver	104
11.14	No Recourse	104
11.15	Disclosure Letters and Exhibits	104

EXHIBITS

Exhibit A	Form of Lock-Up Agreement
Exhibit B	Form of Plan of Merger
Exhibit C	Form of ICLK A&R MAA
Exhibit D	Form of DWM Third A&R MAA
Schedule 1	DWM Asset Restructuring Plan
Schedule 2	ICLK Indebtedness
Schedule 3	DWM Indebtedness

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is made and entered into as of November 29, 2024 (this “Agreement”), by and among (a) iClick Interactive Asia Group Limited, a Cayman Islands exempted company with limited liability (“ICLK”), (b) Overlord Merger Sub Ltd., a Cayman Islands exempted company with limited liability and a direct, wholly owned subsidiary of ICLK (“Merger Sub”), and (c) Amber DWM Holding Limited, a Cayman Islands exempted company with limited liability (“DWM”). Each of ICLK, Merger Sub, and DWM will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, ICLK is a company listed on the Nasdaq Stock Market (“Nasdaq”);

WHEREAS, in anticipation of the Merger (as defined below), ICLK has caused Merger Sub to be formed;

WHEREAS, DWM intends to, in accordance with the DWM Asset Restructuring Plan, (a) acquire 100% of the equity interests in WhaleFin Markets Limited (“WhaleFin HK”), a company incorporated in Hong Kong (the “WhaleFin HK Equity Transfer”) from Amber Global Limited, a Cayman Islands exempted company (“AB”), and (b) assume or cause one or more of its Subsidiaries (as defined below) to assume all rights and obligations under the WFTL Assigned Contracts (as defined below) (the “WFTL Contract Assignment”, and the transactions contemplated in clauses (a) and (b), together, the “DWM Asset Restructuring”);

WHEREAS, ICLK has completed the Marketing Solutions Disposal on or prior to the date hereof;

WHEREAS, the Parties intend to effect the Merger upon the terms and conditions set forth in this Agreement whereby Merger Sub shall be merged with and into DWM (the “Merger”), with DWM being the Surviving Sub (as defined below) and becoming a direct wholly owned subsidiary of ICLK;

WHEREAS, it is contemplated that upon the Closing, ICLK shall be renamed as “Amber International Holding Limited” in connection with the adoption of the ICLK A&R MAA (as defined below), and shall trade publicly on the Nasdaq under a new ticker symbol as designated by DWM;

WHEREAS, the board of directors of ICLK (the “ICLK Board”) has unanimously (a) determined that it is fair to, and in the best interests of, ICLK and its shareholders, for ICLK to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, and (c) determined to recommend that the shareholders of ICLK vote to approve the ICLK Shareholder Matters (as defined below) (the “ICLK Board Recommendation”);

WHEREAS, the board of directors of DWM has unanimously (a) determined that it is fair to, and in the best interests of, DWM and its shareholders, for DWM to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring, and (c) determined to recommend that the shareholders of DWM approve the execution, delivery and performance of this Agreement and the Plan of Merger by DWM and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring;

WHEREAS, the shareholders of DWM have adopted applicable resolutions dated as of or prior to the date hereof approving the execution, delivery and performance of this Agreement and the Plan of Merger by DWM and the consummation by DWM of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger, the DWM Asset Restructuring and the DWM Capital Restructuring;

WHEREAS, the board of directors of Merger Sub has unanimously (a) determined that it is fair to, and in the best interests of, Merger Sub and its shareholder, for Merger to enter into this Agreement and to consummate the Transactions contemplated under this Agreement, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions contemplated under this Agreement, including the Merger, and (c) determined to recommend that the sole shareholder of Merger Sub approve the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub and the consummation of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;

WHEREAS, ICLK, as the sole shareholder of Merger Sub, has approved the execution, delivery and performance of this Agreement and the Plan of Merger by Merger Sub and the consummation by Merger Sub of the Transactions contemplated under this Agreement and the Plan of Merger, including the Merger;

WHEREAS, as a condition to the willingness of, and an inducement to, DWM to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, certain shareholders of ICLK holding as of the date hereof no less than two-thirds (2/3) of the aggregate voting power of ICLK are entering into a voting agreement (as may be amended or restated, the “ICLK Voting Agreement”) agreeing to vote as shareholder of ICLK in favor of the ICLK Shareholder Matters pursuant to the terms and conditions of the ICLK Voting Agreement; and

WHEREAS, as a condition to the willingness of, and an inducement to each of the Parties to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement, AB is entering into a lock-up agreement with ICLK, in substantially the form attached hereto as Exhibit A (as may be amended or restated, the “Lock-Up Agreement”) with respect to the New Ordinary Shares that will be held by AB on or immediately after the Effective Time.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS

1.1            Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“AB” shall have the meaning set forth in the Recitals hereto.

“AB Founder Holdco” means an entity to be formed or designated which shall be controlled by Mr. Michael Wu.

“Accounting Principles” means, with respect to the DWM Group Companies, IFRS, and, with respect to ICLK Group Companies, U.S. GAAP, in each case as in effect at the date of the financial statement to which it refers or if there is no such reference, then the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the relevant Person in the preparation of the latest audited financial statements of such Person. “DWM Accounting Principles” and “ICLK Accounting Principles” shall be construed accordingly.

“Additional ICLK SEC Reports” shall have the meaning set forth in Section 5.7(a).

“ADS” means the American depositary shares of ICLK, each representing five (5) ICLK Class A Shares.

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Money Laundering and Anti-Corruption Laws” shall have the meaning set forth in Section 4.22(a).

“Approvals” shall have the meaning set forth in Section 4.6.

“Arbitrator” shall have the meaning set forth in Section 11.8(a).

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, the PRC, Hong Kong, Singapore or the Cayman Islands are authorized or required by Legal Requirements to close.

“Cash and Cash Equivalents” as of a specified time with respect to any Person means the cash, cash equivalents, checks received but not cleared and deposits in transit of such Person, less Restricted Cash and any cash overdrafts, issued but uncleared checks or other negative balances.

“Cayman Companies Act” means the Companies Act (as revised) of the Cayman Islands.

“Cayman Registrar” means the Registrar of Companies of the Cayman Islands.

“Change in Recommendation” shall have the meaning set forth in Section 7.1(c).

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Payments Schedule” shall have the meaning set forth in Section 3.7.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, lease, mortgage, deed of trust, license, sublicense, commitment, guaranty or other legally binding commitment, arrangement or understanding, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or widespread disease outbreaks.

“CSRC” means the China Securities Regulatory Commission.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of items subject to the Customs & International Trade Laws.

“Customs & International Trade Laws” shall mean any applicable import, customs and trade, export and anti-boycott laws, rules, or regulations of any jurisdiction in which any ICLK Group Company or DWM Group Company is incorporated or does business, including, but not limited to: (a) the laws, rules, and regulations administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (including the Bureau of Industry and Security and the International Trade Administration), the U.S. International Trade Commission, the U.S. Department of State (including the Directorate of Defense Trade Controls) and their predecessor agencies; (b) the Tariff Act of 1930, as amended; (c) the Export Administration Act of 1979, as amended; (d) the Export Control Reform Act of 2018; (e) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (f) the Arms Export Control Act, as amended; (g) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (h) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (i) the anti-boycott laws, rules and regulations administered by the U.S. Department of Commerce; and (j) the anti-boycott laws, rules and regulations administered by the U.S. Department of the Treasury.

“Designated Persons” shall have the meaning set forth in Section 6.3(a).

“Dissenting Shareholders” shall have the meaning set forth in Section 3.3.

“Dissenting Shares” shall have the meaning set forth in Section 3.3.

“Domain Names” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“DWM” shall have the meaning set forth in the Preamble hereto.

“DWM Asset Restructuring Plan” shall have the meaning set forth in Section 7.13(a).

“DWM Asset Restructuring” shall have the meaning set forth in the Recitals hereto.

“DWM Audited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“DWM Business Combination” shall have the meaning set forth in Section 7.9(a).

“DWM Capital Restructuring” shall mean, the issuance of DWM Shares (i) in an amount representing approximately 11% of the total share capital of DWM as of immediately following the DWM Capital Restructuring (but prior to the Effective Time), to one or more employee incentive holding entities to be formed after the date hereof, and (ii) in an amount representing approximately 9% of the total share capital of DWM as of immediately following the DWM Capital Restructuring (but prior to the Effective Time), to the AB Founder HoldCo, in each case of (i) and (ii), to be consummated no later than immediately prior to the Closing.

“DWM Cash Level” means (i)the amount of Cash and Cash Equivalents of the DWM Group Companies, minus (ii) the amount of the Indebtedness of the DWM Group Companies, in each case, determined on a consolidated basis as of the specified time and measured in accordance with the DWM Accounting Principles.

“DWM Code” shall mean all material proprietary Software owned by any DWM Group Company.

“DWM Contributor” shall have the meaning set forth in Section 4.16(f).

“DWM Contributor Agreement” shall have the meaning set forth in Section 4.16(f).

“DWM D&O Indemnified Party” shall have the meaning set forth in Section 7.10(a)(i).

“DWM D&O Tail” shall have the meaning set forth in Section 7.10(a)(ii).

“DWM Data” shall have the meaning set forth in Section 4.16(g).

“DWM Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“DWM Employee Benefit Plan” shall mean each Employee Benefit Plan, which any DWM Group Company sponsors, maintains or contributes to, or to which any DWM Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as contractors or directors, or with respect to which any DWM Group Company may have any obligation or liability. For the avoidance of doubt, the DWM Capital Restructuring and the DWM Shares issued pursuant to the DWM Capital Restructuring shall not be deemed as a DWM Employee Benefit Plan.

“DWM Equity Value” shall mean $360,000,000.00.

“DWM Financial Statements” shall have the meaning set forth in Section 4.7(a).

“DWM Group” shall have the meaning set forth in Section 9.3(d).

“DWM Group Companies” shall mean DWM and all of its direct and indirect Subsidiaries as of the relevant time, provided that WhaleFin HK and all of its direct and indirect Subsidiaries (including Amber Custodian Services Limited) shall for all purposes of this definition (unless expressly provided otherwise) be deemed DWM Group Companies.

“DWM Insider” shall have the meaning set forth in Section 4.20.

“DWM Insurance Policies” shall have the meaning set forth in Section 4.19.

“DWM IT Systems” means the IT Systems of the DWM Group Companies.

“DWM Leased Properties” shall have the meaning set forth in Section 4.13(b).

“DWM Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of the DWM Group Companies, taken as a whole (assuming the completion of the DWM Asset Restructuring), or (b) the ability of DWM to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a DWM Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in DWM Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the DWM Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a DWM Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of any ICLK Party; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the DWM Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the DWM Group Companies conduct their respective operations, then such incremental disproportionate impact shall be taken into account (unless otherwise excluded) in determining whether a DWM Material Adverse Effect has occurred.

“DWM Material Contract” shall have the meaning set forth in Section 4.18(a).

“DWM Material Customers” shall have the meaning set forth in Section 4.18(a).

“DWM Material Suppliers” shall have the meaning set forth in Section 4.18(a).

“DWM Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the DWM Group Companies.

“DWM Per Share Value” shall mean an amount equal to (a) the DWM Equity Value divided by (b) the number of Outstanding DWM Equity Securities.

“DWM Privacy Requirements” means the Privacy Requirements of the DWM Group Companies.

“DWM Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“DWM Security Incidents” shall have the meaning set forth in Section 4.17(b).

“DWM Third A&R MAA” shall have the meaning set forth in Section 2.6.

“DWM Registered IP” shall have the meaning set forth in Section 4.16(a).

“DWM Required Regulatory Approvals” shall have the meaning set forth in Section 4.5(b).

“DWM Shares” shall mean the ordinary shares of DWM, par value US$0.000025 per share and the series A preference shares of DWM, par value US$0.000025 per share.

“DWM Subsidiaries” shall have the meaning set forth in Section 4.2(a).

“DWM Termination Fee” shall have the meaning set forth in Section 9.3(b).

“DWM Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by or on behalf of any DWM Group Company or AB prior to and through the Closing Date in connection with the negotiation, preparation or execution of this Agreement, the other Transaction Agreements or the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all transaction, deal, brokerage, financial advisory or any similar fees payable by or on behalf of the DWM Group Companies or AB in connection with the consummation of the Transactions; and (c) all costs, fees and expenses related to the DWM D&O Tail, in each case of (a) to (c), actually and reasonably incurred; provided that, the Mutual Transaction Costs, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “DWM Transaction Costs” for purpose of this Agreement; provided further that, all costs, fees and expenses related to the DWM Asset Restructuring and DWM Capital Restructuring, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “DWM Transaction Costs” for purpose of this Agreement and shall, for the avoidance of doubt, be borne solely by Persons who are neither DWM Group Companies nor ICLK Group Companies.

“DWM Unaudited Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Effective Time” shall have the meaning set forth in Section 2.4(b).

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether oral or written, in each case other than any statutory benefit plan to the extent mandated by Legal Requirements.

“Enterprise Solutions Disposal” shall mean the ICLK Group Companies’ disposal of the enterprise solutions business in the PRC pursuant to the share purchase agreement dated July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited.

“Excluded DWM Shares” shall have the meaning set forth in Section 3.1(a).

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Requirement” means (a) with respect to ICLK, on December 31, 2024, the ICLK Cash Level equals or exceeds $10,000,000; and (b) with respect to DWM, on December 31, 2024, the DWM Cash Level equals or exceeds $10,000,000.

“Fundamental Representations” shall mean:

(a) in the case of DWM, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than Section 4.1(c)); the second sentence of Section 4.2(a) (DWM Subsidiaries); Section 4.2(e) (DWM Subsidiaries); Section 4.3 (Capitalization of DWM); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents); Section 4.6(b) (Compliance; Approvals) and Section 4.15 (Brokers; Third Party Expenses); and

(b) in the case of the ICLK Parties, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other than Section 5.1(c)); the second sentence of Section 5.2(a) (ICLK Subsidiaries); Section 5.2(e) (ICLK Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); Section 5.5(a)(i) (No Conflict; Required Filings and Consents); and Section 5.14 (Brokers; Third Party Expenses).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, as applicable, certificates of incorporation or formation, memorandum and articles of association, bylaws, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; (c) any stock exchange on which the securities of any Party of its Affiliates are listed; or (d) any political subdivision of any of the foregoing.

“HKIAC” shall have the meaning set forth in Section 11.8(a).

“HKIAC Rules” shall have the meaning set forth in Section 11.8(a).

“HL Valuation Costs” shall mean service fees and reimbursements of Houlihan Lokey in connection with the valuation services provided by Houlihan Lokey in connection with the Transactions that are reasonably incurred.

“ICLK” shall have the meaning set forth in the Preamble hereto.

“ICLK A&R MAA” shall have the meaning set forth in Section 2.1(b).

“ICLK Board” shall have the meaning set forth in the Recitals hereto.

“ICLK Board Recommendation” shall have the meaning set forth the Recitals hereto.

“ICLK Business Combination” shall have the meaning set forth in Section 7.9(b).

“ICLK Cash Level” means (a) the amount of the Cash and Cash Equivalents of the ICLK Group Companies, minus (b) the amount of the Indebtedness of the ICLK Group Companies, in each case, determined on a consolidated basis as of the specified time and measured in accordance with the ICLK Accounting Principles.

“ICLK Charter” means the Ninth Amended and Restated Memorandum and Articles of Association of ICLK, adopted pursuant to a special resolution passed on December 19, 2018.

“ICLK Class A Shares” means the class A ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK Charter.

“ICLK Class B Shares” means the class B ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK Charter.

“ICLK Class B Share Conversion” shall have the meaning set forth in Section 2.1(a).

“ICLK Closing Certificate” shall have the meaning set forth in Section 3.6.

“ICLK Contributor” shall have the meaning set forth in Section 5.15(f).

“ICLK Contributor Agreement” shall have the meaning set forth in Section 5.15(f).

“ICLK D&O Indemnified Party” shall have the meaning set forth in Section 7.10(b)(i).

“ICLK D&O Tail” shall have the meaning set forth in Section 7.10(b)(ii).

“ICLK Data” shall have the meaning set forth in Section 5.15(g).

“ICLK Director” shall have the meaning set forth in Section 7.12(a).

“ICLK Disclosure Letter” shall have the meaning set forth in the preamble to Article V.

“ICLK Employee Benefit Plan” shall mean each Employee Benefit Plan, which any ICLK Group Company sponsors, maintains or contributes to, or to which any ICLK Group Company is obligated to sponsor, maintain or contribute, for the benefit of its current or former employees, individuals who provide services and are compensated as contractors or directors, or with respect to which any ICLK Group Company may have any obligation or liability, including the ICLK Share Plans.

“ICLK Equity Awards” means an option, restricted share, restricted share unit or other types of award, in the form of cash or otherwise, including any ICLK Options and ICLK RSUs.

“ICLK Equity Value” means $40,000,000.

“ICLK Financial Statements” shall have the meaning set forth in Section 5.7(c).

“ICLK Group” shall have the meaning set forth in Section 9.3(d).

“ICLK Group Companies” shall mean ICLK and all of its direct and indirect Subsidiaries (including Merger Sub) as of the relevant time.

“ICLK Insider” shall have the meaning set forth in Section 5.19.

“ICLK Insurance Policies” shall have the meaning set forth in Section 5.18.

“ICLK IT Systems” shall mean the IT Systems of the ICLK Group Companies.

“ICLK Leased Properties” shall have the meaning set forth in Section 5.12(b).

“ICLK Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, liabilities, financial condition or results of operations of ICLK Group Companies, taken as a whole; or (b) the ability of ICLK or Merger Sub to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether an ICLK Material Adverse Effect pursuant to clause (a) has occurred: (i) acts of war, sabotage, cyberattacks, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattacks, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornadoes, pandemics or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees); (iv) changes or proposed changes in applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in ICLK Accounting Principles (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, securities or financial markets (including changes in interest or exchange rates) after the date of this Agreement; (vii) events or conditions generally affecting the industries and markets in which the ICLK Group Companies operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an ICLK Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of DWM; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the ICLK Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the ICLK Group Companies conduct their respective operations, then such incremental disproportionate impact shall be taken into account (unless otherwise excluded) in determining whether an ICLK Material Adverse Effect has occurred.

“ICLK Material Contract” shall have the meaning set forth in Section 5.17(a).

“ICLK Material Customers” shall have the meaning set forth in Section 5.17(a).

“ICLK Material Suppliers” shall have the meaning set forth in Section 5.17(a)(ii).

“ICLK Option” means an option to purchase ICLK Class A Shares granted under the ICLK Share Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

“ICLK Owned IP” shall mean all Intellectual Property owned or purported to be owned by any of the ICLK Group Companies.

“ICLK Parties” shall mean ICLK and Merger Sub, and each an “ICLK Party”.

“ICLK Per Share Value” shall mean an amount equal to (a) the ICLK Equity Value, divided by (b) the number of Outstanding ICLK Equity Securities.

“ICLK Privacy Requirements” means the Privacy Requirements of the ICLK Group Companies.

“ICLK Real Property Leases” shall have the meaning set forth in Section 5.12(b).

“ICLK Registered IP” shall have the meaning set forth in Section 5.15(a).

“ICLK Required Regulatory Approvals” shall have the meaning set forth in Section 5.5(b).

“ICLK RSU” means a restricted share unit granted under the ICLK Share Plans in accordance with the terms thereof, whether or not such restricted share unit has become vested on or prior to the Closing Date.

“ICLK SEC Reports” shall have the meaning set forth in Section 5.7(a).

“ICLK Security Incidents” shall have the meaning set forth in Section 5.16(b).

“ICLK Share Plans” means, collectively, (a) the 2018 Share Incentive Plan of ICLK, which replaced ICLK’s 2010 Share Incentive Plan in its entirety, and (b) the Post-IPO Share Incentive Plan of ICLK, which was previously named as the 2017 Share Incentive Plan (each as amended from time to time), and a “ICLK Share Plan” means any one of the foregoing plans.

“ICLK Shareholder Approval” shall mean approval of the ICLK Shareholder Matters by Special Resolution, or such other standard as may be applicable to a specific ICLK Shareholder Matter, in accordance with the Proxy Statement and ICLK’s Governing Documents.

“ICLK Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“ICLK Shares” shall mean, prior to the adoption of the ICLK A&R MAA pursuant to the terms hereof, collectively the ICLK Class A Shares and the ICLK Class B Shares, or after the adoption of the ICLK A&R MAA pursuant to the terms hereof, New Ordinary Shares.

“ICLK Subsidiaries” shall have the meaning set forth in Section 5.2(a).

“ICLK Termination Fee” shall have the meaning set forth in Section 9.3(a).

“ICLK Transaction Costs” shall mean (a) all fees, costs and expenses (including fees of outside advisors) incurred by or on behalf of any ICLK Group Company prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions including any such amounts that are triggered by or become payable as a result of the Closing; (b) all transaction, deal, brokerage, financial advisory or any similar fees payable by or on behalf of any ICLK Group Company in connection with the consummation of the Transactions; and (c) all costs, fees and expenses related to the ICLK D&O Tail, in each case of (a) to (c), actually and reasonably incurred; provided that, the Mutual Transaction Costs, regardless of when paid, and whether or not due and payable as of the Closing, shall not be “ICLK Transaction Costs” for purpose of this Agreement.

“ICLK Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“IFRS” shall mean the International Financial Reporting Standards.

“Incidental Inbound License” shall mean any (a) non-exclusive license for third party Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement or otherwise for non-customized, off-the-shelf Software that is in object code form and generally commercially available under standard terms and conditions for which the total upfront and annual fees or other payments are less than $500,000; or (b) Contract with a non-exclusive license that is merely ancillary or incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license, such as a Contract to purchase or lease equipment (e.g., a photocopier, computer or mobile phone) that also contains an inbound non-exclusive license of embedded third party Intellectual Property.

“Indebtedness” shall mean, as of the relevant time means, without duplication, with respect to any Person, all of the following (without duplication or double-counting):

(a) any indebtedness for borrowed money;

(b) any obligations evidenced by bonds, debentures, notes or other similar instruments;

(c) any obligations to pay the deferred or unpaid purchase price of property, stock or services or other assets, including any earn-out or other contingent payments;

(d) any obligations as lessee under capitalized leases (as categorized in the DWM Financial Statements or ICLK Financial Statements, as applicable, or required to be capitalized in accordance with the applicable Accounting Principles);

(e) any obligations, contingent or otherwise, by which such Person assured a creditor against loss, including under acceptance, letters of credit or similar facilities to the extent drawn;

(f) any obligations for (i) amounts due to employees of such Person for employee reimbursement, (ii) capital expenditure payables and (iii) individual income tax refund payable;

(g) any obligations in respect of (i) accrued severance and accrued bonuses, (ii) unfunded or underfunded pension or pension-like liabilities and any unfunded or underfunded post-retirement and post-employment benefits, including in respect of retiree medical or welfare benefits, or (iii) unfunded or underfunded deferred compensation plans, Contracts or arrangements, and, in each case, the employer portion of any payroll, social security, employment or other similar Taxes and “tax gross-up” payments, if any, due or payable as a result of or in connection with any of the indebtedness described in sub-clauses (i), (ii) and (iii);

(h) any debt or inventory financing, discounting or factoring or sale or loan arrangement of such Person the purpose of which is to raise money or provide finance or credit;

(i) any unpaid but accrued corporate income tax;

(j) any overdue payable balance which is in excess of the contract payment term or inconsistent with the normal payment cycle, including but not limited to the payables for goods purchased, rents, employee cost, and capex;

(k) any liabilities under any currency or interest swap or other interest or currency protection, hedging or financial futures transaction or arrangement;

(l) the net liability of such Person in respect of all Taxes incurred on transactions and profits up to the Closing Date after the deduction of tax payments and instalments or prepayments made in advance of the Closing Date;

(m) deferred revenue;

(n) any guaranty of any of the foregoing;

(o) any accrued interest, penalties, breakage costs, consent payments, fees, charges and premiums (including redemption premiums) in respect of any of the foregoing;

(p) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing; and

(q) solely with respect to the ICLK Group Companies, each item as set forth on Schedule 2 hereto, and solely with respect to the DWM Group Companies, each item as set forth on Schedule 3 hereto.

Notwithstanding anything to the contrary above, (i) with respect to items (b) to (p), to the extent such indebtedness or liabilities are normal and recurring and are incurred in the ordinary course of business consistent with past practice of the relevant DWM Group Company or ICLK Group Company, as applicable, and (ii) Transaction Costs, shall not constitute “Indebtedness” of either DWM Group Companies or ICLK Group Companies, and the items described on Section 1.1(a) of the ICLK Disclosure Schedule shall not constitute “Indebtedness” of ICLK Group Companies.

“Intellectual Property” shall mean all intellectual property rights or other similar proprietary rights throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, whether registered or unregistered, including such rights in and to: (a) all patents (whether utility or design) and patent applications, invention disclosures, provisional patent applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions and reexaminations thereof (“Patents”); (b) all copyrights, published and unpublished works of authorship (whether or not copyrightable), including any applications, registrations and renewals of the foregoing, including literary works (including Software), pictorial and graphic works (“Copyrights”); (c) all trademarks, service marks, trade names, brand names, trade dress, logos, slogans, corporate names, certification marks and other indications of origin, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (“Trademarks”); (d) all Internet domain names, URLs, IP addresses and social media accounts (“Domain Names”); (e) trade secrets and other proprietary or confidential know-how and information, including confidential technology, discoveries, inventions (whether patentable or unpatentable) and improvements, formulae, business, technical, engineering or financial information, research and development information, techniques, designs, drawings, procedures, processes, algorithms, models and formulations, whether or not patentable or copyrightable (collectively, “Trade Secrets”); (f) database rights; (g) Software and (h) rights of publicity.

“IT Systems” means, with respect to a Person, collectively, all computerized, automated, information technology or similar systems, platforms and networks owned by, leased, licensed, or used by, or on behalf of, or under the control of such Person, respectively, including Software, hardware, data processing and storage, record keeping, communications, telecommunications, network equipment, peripherals, information technology, mobile and other platforms.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to DWM, the individuals listed on Schedule 1.1(b) of the DWM Disclosure Letter; and (b) with respect to any ICLK Party, the individuals listed on Schedule 1.1(b) of the ICLK Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, Order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liabilities” means any and all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax liabilities due or to become due.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction, adverse claim, or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Listing Application” shall have the meaning set forth in Section 7.2(a).

“Lock-Up Agreement” and “Lock-Up Agreements” shall have the meaning set forth in the Recitals hereto.

“Material DWM Real Property Leases” shall have the meaning set forth in Section 4.18(a).

“Material ICLK Real Property Leases” shall have the meaning set forth in Section 5.17(a).

“Marketing Solutions Disposal” means the ICLK Group Companies’ disposal of the demand side marketing solutions business in the PRC pursuant to the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc., as set forth in the form 6-K filed by ICLK with the SEC on September 11, 2024.

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Mutual Transaction Costs” shall mean (a) Regulatory Filing Fees, (b) the HL Valuation Costs, and (c) the WWC AUP Audit Costs, in each case actually and reasonably incurred.

“Nasdaq” shall have the meaning set forth in the Recitals hereto.

“New Class A Shares” shall mean the class A ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK A&R MAA.

“New Class B Shares” shall mean the class B ordinary shares of ICLK, par value US$0.001 per share, with the rights and privileges as set forth in the ICLK A&R MAA.

“New Ordinary Shares” shall mean, collectively, the New Class A Shares and the New Class B Shares.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software (in source or object code form) that is licensed, distributed or conveyed (a) as “free software” (as defined by the Free Software Foundation); (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd) (including but not limited to any code or library licensed under the GNU Affero General Public License, GNU General Public License, GNU Lesser General Public License, Mozilla Public License, BSD License, Apache Software License, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License, or Sun Industry Standards License); or (c) under a license or other agreement that requires as a condition of its use, modification, conveyance or distribution that it, or other Software into which such Software is incorporated or with which such Software is combined or distributed or that is derived from or links to such Software, (i) be disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be subject to any restriction on the consideration to be charged for the distribution or licensing thereof.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding DWM Equity Securities” shall mean the DWM Shares outstanding immediately prior to the Effective Time, but after the consummation of the DWM Capital Restructuring.

“Outstanding ICLK Equity Securities” shall mean all ICLK Shares outstanding immediately prior to the Effective Time, treating for such purpose (i) all issued and outstanding options, warrants, and other equity securities (including ICLK Equity Awards) convertible into or exercisable or exchangeable for ICLK Shares (whether or not by their terms then currently convertible, exercisable, or exchangeable), as having been so converted, exercised, or exchanged for the maximum number of ICLK Shares permitted thereunder and (ii) all ICLK Shares that are required to be issued, but have not been issued as of immediately prior to the Effective Time, in connection with the acquisition by ICLK of certain share capital of Changyi (Shanghai) Information Technology Ltd., as having been so issued and outstanding.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“Per Share Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and that are sufficiently reserved for on the financial statements in accordance with applicable Accounting Principles; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course of business and (i) not yet delinquent, or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of leased real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the DWM Group Companies or ICLK Group Companies, as applicable; (e) Liens securing the Indebtedness of any of the DWM Group Companies or ICLK Group Companies, as applicable; (f) non-exclusive licenses granted under Intellectual Property to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the DWM Group Companies’ or ICLK Group Companies’, as applicable, products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the DWM Group Companies or ICLK Group Companies, as applicable; (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the DWM Group Companies or ICLK Group Companies, as applicable; and (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the DWM Group Companies or ICLK Group Companies, as applicable and the rights under the DWM Real Property Leases or ICLK Real Property Leases, as applicable, taken as a whole and do not result in a material liability to the DWM Group Companies or ICLK Group Companies, as applicable.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” means any information that (a) is defined as “personal data,” “personally identifiable information,” “personal information”, “personal data” or any other similar or equivalent term under any applicable Legal Requirement (including applicable Legal Requirements governing data protection, privacy or data security), and/or (b) identifies or is reasonably capable of identifying a natural Person, including any such information that constitutes an individual’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, biometric identifiers (including video or photographic images, fingerprints and voice biometric data relating to natural persons), health-related information or data.

“Plan of Merger” shall have the meaning set forth in Section 2.4(a).

“PRC” means the People’s Republic of China, but solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Principal Parties” means, collectively, ICLK and DWM, and each, a “Principal Party”.

“Privacy Laws” means any and all applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018 (as amended by the California Privacy Rights Act of 2020), the Family Educational Rights and Privacy Act, the Federal Trade Commission Act, the General Data Protection Regulation (EU) 2016/679 on the protection of individuals with regard to the processing of Personal Information and on the free movement of such data and all laws implementing it (including as it was retained as domestic law in the United Kingdom following the United Kingdom’s exit from the European Union), the Illinois Biometric Information Privacy Act , Section 5 of the Federal Trade Commission Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, state data breach notification Legal Requirements, state data security Legal Requirements, state social security number protection Legal Requirements, and any and all applicable Legal Requirements and binding industry standards relating to data protection, information security, cybercrime, breach notification, social security number protection, outbound communications and/or electronic marketing (including e-mail marketing, telemarketing and text messaging), use of electronic data and privacy matters.

“Privacy Requirements” means, with respect to DWM or ICLK (as applicable), (a) the DWM Group Companies’ or ICLK Group Companies’ posted written policies with respect to Personal Information, (b) applicable Privacy Laws and binding industry standards, (c) and applicable requirements relating to the collection, use, privacy, security or protection of Personal Information under any Contracts binding upon the DWM Group Companies or ICLK Group Companies.

“Process” together with its cognates, shall mean any operation or set of operations which is performed upon Personal Information, by any means, such as collection, recording, acquisition, organization, storage, retention, adaptation, alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure, deletion, disposal or destruction.

“Proxy Filing Date” shall have the meaning set forth in Section 7.1(a)(i).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Receiving Principal Party” shall have the meaning set forth in Section 6.3(a).

“Reference Date” shall mean July 1, 2022.

“Reference Exchange Rate” as of a specified date means the USD:CNY Central Parity

Rate last published by People’s Bank of China and its subsidiary China Foreign Exchange Trade System & National Interbank Funding Center (or any other successor thereof) as of such date.

“Regulatory Filing Fees” shall mean fees, costs and expenses reasonably incurred in connection with the filings, submissions, consents, approvals, authorizations and permits required under applicable Legal Requirements in connection with the Transactions.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” shall have the meaning set forth in Section 7.9(a).

“Requesting Principal Party” shall have the meaning set forth in Section 6.3(a).

“Restricted Cash” as of a specified time with respect to any Person means any cash or cash equivalents as of such specified time that is not freely usable by such Person or any of its Subsidiaries because it is subject to restrictions, limitations or Taxes on use or distribution by Legal Requirements, contract or otherwise; provided that a total amount of cash or cash equivalents up to the aggregate outstanding amount of Indebtedness of such Person as of such specified time that are required to be repaid or settled in RMB shall not be deemed to be Restricted Cash solely because it is subject to applicable foreign exchange or currency control Legal Requirements; provided further that, any cash or cash equivalents shall not be deemed to be Restricted Cash if the restrictions and/or limitations thereon are imposed in connection with securing an Indebtedness of such Person.

“RMB” means Renminbi, the legal currency of the PRC.

“Sanctioned Country” shall mean, at any time, a country or territory which is the subject or target of comprehensive Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine, the non-Ukrainian government-controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” shall mean any Person that is the target of any Sanctions, including without limitation, (a) any Person listed on any Sanctions-related list of designated Persons maintained by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland; (b) any Person that is located, organized or resident in a Sanctioned Country; (c) any Person owned 50% or more, directly or indirectly, or controlled by or acting for or on behalf of any such Person or Persons described in the foregoing clauses (a) - (b); or (d) any Person otherwise subject to Sanctions.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union or any European Union member state, the United Kingdom (including His Majesty’s Treasury), or Switzerland.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended, codified at 50 U.S.C. § 4565, and the regulations promulgated by CFIUS thereunder, codified at 31 C.F.R. Part 800, et seq.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications (including mobile applications) and computerized databases in any form, including software platforms, libraries, algorithms, user interfaces, application programming interfaces, firmware, middleware, development tools, templates and menus.

“Solvent” shall mean with respect to any Person as of any date of determination, that (a) at fair valuations, the sum of such Person’s liabilities on a consolidated basis (including contingent liabilities) is less than the sum of such Person’s assets on a consolidated basis, (b) such Person is not engaged or about to engage in a business or transaction contemplated as of the date hereof for which such Person has, on a consolidated basis, unreasonably small capital, and (c) such Person has not incurred and does not intend to incur, or reasonably believes that it will incur, debts beyond its ability to pay such debts as they become absolute and mature in the ordinary course of business. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents a reasonable estimate of the amount that would reasonably be expected to become an actual and matured liability.

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Special Resolution” shall have the meaning given to it in the Cayman Companies Act.

“Subsidiary” shall mean, with respect to any Person, any other Person of which: (a) if a corporation, a majority of the total voting power of shares of capital stock or share capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Sub” shall have the meaning set forth in Section 2.2(a).

“Tax” or “Taxes” shall mean: (a) any and all U.S. federal, state, local and non-U.S. taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or having been a member of a consolidated, combined, unitary or affiliated group or otherwise.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Token” means any digital token, coin, cryptocurrency or any other similar digital asset, whether or not classified as “securities” under securities laws of the U.S. or any or any applicable other jurisdictions.

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property” in Section 1.1.

“Transaction Agreements” shall mean this Agreement, the ICLK Voting Agreements, the Lock-Up Agreements, the ICLK A&R MAA and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean the DWM Transaction Costs plus the ICLK Transaction Costs plus the Mutual Transaction Costs.

“Transactions” shall mean the transactions contemplated by this Agreement, including the Merger and the transactions contemplated by the other Transaction Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 7.11.

“U.S. GAAP” shall mean the U.S. generally accepted accounting principles.

“US$” or “USD” shall mean U.S. dollars, the legal currency of the United States.

“WARN Act” shall have the meaning set forth in Section 4.12(f).

“WFTL” means WhaleFin Technologies Limited, a company incorporated in Seychelles and a wholly owned Subsidiary of AB.

“WFTL Assigned Contracts” shall have the meaning set forth in the Recitals hereto.

“WFTL Contract Assignment” shall have the meaning set forth in the Recitals hereto.

“WhaleFin HK” shall have the meaning set forth in the Recitals hereto.

“WhaleFin HK Equity Transfer” shall have the meaning set forth in the Recitals hereto.

“WWC AUP Audit Costs” shall mean service fees and reimbursements of WWC in connection with the AUP audit services provided by WWC in connection with the Transactions that are reasonably incurred.

Article II
THE MERGER

2.1            Pre-Closing Actions. On the Closing Date, immediately before the Effective Time, the following actions shall take place or be effected (in the order set forth in this Section 2.1):

(a)            Except for such holder listed on Schedule 2.1(a) of the ICLK Disclosure Letter, each holder of the ICLK Class B Shares shall deliver a written notice to ICLK to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect (the “ICLK Class B Share Conversion”).

(b)            The tenth amended and restated memorandum and articles of association of ICLK in the form set forth in Exhibit C hereto (the “ICLK A&R MAA”) shall be adopted and become effective.

(c)            Simultaneously with the adoption of the ICLK A&R MAA:

(i)            all ICLK Class A Shares and ICLK Class B Shares in the authorized share capital of ICLK (including all issued and outstanding ICLK Class A Shares and ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as New Class A Shares, and the authorized share capital of ICLK shall be US$1,300,000 divided into 1,300,000,000 shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares; and

(ii)           ICLK shall be renamed as “Amber International Holding Limited” as provided in the ICLK A&R MAA.

2.2            The Merger.

(a)            At the Effective Time, Merger Sub will be merged with and into DWM upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, whereupon Merger Sub will be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub will cease and DWM will continue its existence as the surviving company (the “Surviving Sub”). As a result of the Merger, the Surviving Sub will become a wholly owned subsidiary of ICLK.

(b)            From and after the Effective Time, the Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of DWM and Merger Sub, all as provided under section 236(1) of the Cayman Companies Act.

2.3            Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the consummation of the Transactions contemplated under this Agreement, including the Merger (the “Closing”), will occur by electronic exchange of documents and signatures on the tenth (10th) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such condition), or at such other time, date and place as the Principal Parties may mutually agree in writing. The date on which the Closing actually takes place is referred to herein as the “Closing Date”.

2.4            Effective Time.

(a)            On the Closing Date, the applicable Parties shall cause the Merger to be consummated by executing and filing a plan of merger for the Merger in accordance with the relevant provisions of the Cayman Companies Act, in substantially the form of Exhibit B attached hereto (the “Plan of Merger”), with the Cayman Registrar.

(b)            The Merger shall become effective on the date the Plan of Merger is duly filed with and registered by the Cayman Registrar or on such later date as is agreed between the Principal Parties and specified in the Plan of Merger; provided that such later date shall not be a date later than the ninetieth day after the date when the Plan of Merger is filed and registered with the Cayman Registrar (such time as the Merger becomes effective being the “Effective Time”).

2.5            Effect of Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights and privileges of DWM and Merger Sub shall vest in the Surviving Sub, and all debts, liabilities, obligations and duties of DWM and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Sub.

2.6            Governing Documents. At the Effective Time, by virtue of the Merger, the existing memorandum and articles of association of the Surviving Sub shall be amended and restated by the deletion of the then-current memorandum and articles of association of the Surviving Sub in their entirety and the substitution in their place of the third amended and restated memorandum and articles of association of the Surviving Sub attached at Exhibit D (“DWM Third A&R MAA”) until thereafter changed or amended as provided therein or by applicable law.

2.7            Directors and Officers.

(a)            Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of ICLK, the directors and officers of ICLK from and after the Effective Time shall be appointed pursuant to Section 7.12 hereof.

(b)            Until successors are duly elected or appointed and qualified in accordance with applicable law and the Governing Documents of the Surviving Sub, the directors and officers of DWM immediately prior to the Effective Time shall be the directors and officers of the Surviving Sub.

Article III
TREATMENT OF SECURITIES

3.1            Treatment of Shares. DWM shall cause the DWM Capital Restructuring to be consummated no later than immediately prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any further action on the part of any Party or any other Person:

(a)            Treatment of Excluded DWM Shares. All DWM Shares that are owned by ICLK, DWM, Merger Sub or any DWM Group Company immediately prior to the Effective Time (the “Excluded DWM Shares”) shall automatically be surrendered and canceled and shall cease to exist, and no New Ordinary Share or other consideration shall be delivered or deliverable in exchange therefor and each holder of any such Excluded DWM Shares shall cease to have any rights with respect thereto.

(b)            Treatment of DWM Shares. Each DWM Share issued and outstanding as of immediately prior to the Effective Time (including such DWM Shares issued in the DWM Capital Restructuring, but excluding Dissenting Shares, which shall be treated in the manner set forth in Section 3.3, and the Excluded DWM Shares being cancelled pursuant to Section 3.1(a)), by virtue of the Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive (x) in the case of any DWM Share held by AB Founder HoldCo, a number of validly issued, fully paid and non-assessable New Class B Shares, and (y) in all other cases, a number of validly issued, fully paid and non-assessable New Class A Shares, in each case of (x) and (y), equal to (i) the DWM Per Share Value, divided by (ii) the ICLK Per Share Value (such New Class B Shares and New Class A Shares, as applicable, the “Per Share Merger Consideration”, and the aggregate amount of New Ordinary Shares to be issued pursuant to this Section 3.1(b), the “Merger Consideration”). All of the DWM Shares converted into the right to receive the Merger Consideration pursuant to this Section 3.1(b) shall no longer be outstanding and shall cease to exist, and each holder of such DWM Shares issued and outstanding as of immediately prior to the Effective Time shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Merger Consideration without interest.

(c)            Treatment of Merger Sub Shares. Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Sub, which shall constitute the only issued and outstanding share capital of the Surviving Sub following the Effective Time.

3.2            Treatment of ICLK Equity Awards. Each ICLK Option, ICLK RSU and any other ICLK Equity Award that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, shall remain outstanding and shall remain subject to the terms and conditions of the ICLK Share Plans, and any relevant award agreements applicable to such equity plans. At or prior to the Effective Time, ICLK and the board of directors (including any committee) thereof, as applicable, shall adopt any resolutions and take any and all actions that may be necessary to effectuate the provisions of this Section 3.2.

3.3            Dissenting Shares.

Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Companies Act, including Section 3.1, DWM Shares issued and outstanding immediately prior to the Effective Time held by holders who have validly exercised, or have not otherwise lost, their dissenters’ rights for such DWM Shares in accordance with this Section 3.3 and Section 238 of the Cayman Companies Act and otherwise complied with all of the provisions of the Cayman Companies Act relevant to the exercise and perfection of dissenters’ rights (such DWM Shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s dissenter’s rights under the Cayman Companies Act with respect to such DWM Shares, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration, but instead shall be entitled only to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 238 of the Cayman Companies Act and such other rights as are granted by the Companies Act; provided, however, that if, after the Effective Time, any Dissenting Shareholder fails to validly exercise or perfect, withdraws or loses such holder’s right to appraisal pursuant to this Section 3.3 and Section 238 of the Cayman Companies Act or if a court of competent jurisdiction shall determine that such Dissenting Shareholder is not entitled to the relief provided by Section 238 of the Cayman Companies Act, such DWM Shares shall be treated as if they had been cancelled and ceased to exist and they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, if any, to which such Dissenting Shareholder is entitled pursuant to Section 3.1, without interest thereon. DWM shall provide ICLK prompt written notice of any written objections to the Merger or other demands received by DWM for the exercise of dissenter rights in respect of the Merger or appraisal of DWM Shares according to the Cayman Companies Act, any written withdrawal of any such objection or demand and any other written demand, notice or instrument delivered to DWM prior to the Effective Time pursuant to the Cayman Companies Act that relates to such objection or demand, and ICLK shall be consulted with respect to all material negotiations and proceedings with respect to such objection or demands. Except with the prior written consent of ICLK, DWM shall not make any payment with respect to, or settle or offer to settle, any such objection or demands.

3.4            Exchange Procedures. On the Closing Date, ICLK shall issue to each holder who is, immediately prior to the Effective Time (but after the consummation of DWM Capital Restructuring), a registered holder of DWM Shares (other than Dissenting Shares and the Excluded DWM Shares) (such holders, the “Existing DWM Shareholders”) the Merger Consideration in respect of the DWM Shares held by such Existing DWM Shareholder, credited as fully paid, in accordance with the terms of this Agreement. Following the Effective Time, ICLK shall, upon the request by any shareholder of ICLK, promptly deliver to such shareholder of ICLK an excerpt of the register of members of ICLK or such other document that evidences the share ownership in ICLK of such shareholder.

3.5            Issuance of the Closing Number of Securities.

(a)            Notwithstanding anything in this Agreement to the contrary, no fraction of an New Ordinary Share will be issued by virtue of the Merger, and the Persons who would otherwise be entitled to a fraction of an New Ordinary Share (after aggregating all fractional shares of New Ordinary Shares that otherwise would be received by such Person) shall receive from ICLK, in lieu of such fractional share: (i) one New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no New Ordinary Share if the aggregate amount of fractional shares of New Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

(b)            The number of New Ordinary Shares that each Person is entitled to receive as a result of the Merger and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share sub-division, share consolidation, share dividend or distribution (including any dividend or distribution of securities convertible into New Ordinary Shares), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New Ordinary Shares occurring on or after the date hereof and prior to the Closing.

3.6            ICLK Closing Certificate. Not later than three (3) Business Days prior to the Closing Date, ICLK shall deliver to DWM a written certificate (the “ICLK Closing Certificate”) setting forth: (a) the estimated amount of ICLK Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (b) reasonable relevant supporting documentation used by ICLK in calculating such estimated amounts of the ICLK Transaction Costs; and (c) a certificate of the Chief Financial Officer of ICLK certifying that the estimates set forth in the ICLK Closing Certificate have been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. DWM and its Representatives shall have a reasonable opportunity to review and to discuss with ICLK and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records. ICLK and its Representatives shall reasonably assist DWM and its Representatives in their review of the documentation. DWM shall be entitled (but not obligated) to rely in all respects on the ICLK Closing Certificate.

3.7            Closing Calculations. No later than three (3) Business Days prior to the Closing Date, DWM shall deliver to ICLK a schedule (the “Closing Payments Schedule”) setting forth: (a) the calculation of the Merger Consideration and the allocation of the Merger Consideration among the holders of DWM Shares of immediately prior to the Closing including the legal name and registered address of each such holder; (b) the estimated amount of DWM Transaction Costs and Mutual Transaction Costs as of the Closing, which shall include the respective paid and unpaid amounts and wire transfer instructions for the payment thereof; (c) reasonable relevant supporting documentation used by DWM in calculating such estimated amounts of the DWM Transaction Costs and the Mutual Transaction Costs; and (d) a certificate of the highest ranking financial officer of DWM certifying that the estimates set forth in the Closing Payments Schedule have been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. ICLK and its Representatives shall reasonably assist DWM and its Representatives in the calculation of the estimated amount of the Mutual Transaction Costs. ICLK and its Representatives shall have a reasonable opportunity to review and to discuss with DWM and its Representatives the documentation provided pursuant to this Section 3.7 and any relevant books and records of the DWM Group Companies. DWM and its Representatives shall reasonably assist ICLK and its Representatives in its review of the documentation. ICLK and Merger Sub will be entitled (but not obligated) to rely in all respects upon the Closing Payments Schedule.

3.8            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, DWM, ICLK and their respective Affiliates shall be entitled to deduct and withhold from any payments payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. If any deduction or withholding is so required in connection with any such payments, such Person shall cause the applicable withholding agent to provide written notice to the Person in respect of which such deduction and withholding is to be made of the amounts to be deducted and withheld as soon as reasonably practicable (and shall use commercially reasonable efforts to do so at least five (5) days prior to such payment). Each Party shall use reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.9            Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Sub following the Merger with full right, title and possession to and of all assets, property, rights, privileges, powers and franchises of DWM and Merger Sub (as provided under section 236(1) of the Cayman Companies Act), the officers, directors, managers and members, as applicable (or their designees), of the Parties hereto are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF DWM

Except as set forth in the letter dated as of the date of this Agreement delivered by DWM to ICLK in connection with the execution and delivery of this Agreement (the “DWM Disclosure Letter”) or as expressly contemplated pursuant to the DWM Asset Restructuring and/or the DWM Capital Restructuring, DWM hereby represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date) the following:

4.1            Organization and Qualification.

(a)            DWM is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.

(b)            DWM has all requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the DWM Group Companies, taken as a whole.

(c)            DWM is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of DWM as currently in effect, have been made available to ICLK.

(d)            DWM is not in violation of any of the provisions of its Governing Documents in any material respect.

4.2            DWM Subsidiaries.

(a)            As of the date hereof and as of the Closing Date, all DWM Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the DWM Disclosure Letter (the DWM Group Companies other than DWM, the “DWM Subsidiaries”). DWM owns, directly or indirectly, free and clear of all Liens (other than Permitted Liens), all of the outstanding equity securities of (i) as of the Closing Date, all DWM Subsidiaries, and (ii) as of the date hereof, all DWM Subsidiaries except for WhaleFin HK and Amber Custodian Services Limited. Except for the DWM Subsidiaries, DWM does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b)            Each DWM Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted in all material respects. Each DWM Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each DWM Subsidiary, as amended and currently in effect, have been made available to ICLK. No DWM Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c)            All issued and outstanding shares of capital stock, limited liability company interests and equity interests of each DWM Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable DWM Subsidiary’s respective Governing Documents.

(d)            Except as contemplated under this Agreement, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any DWM Subsidiary is a party or by which it is bound obligating such DWM Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such DWM Subsidiary or obligating such DWM Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e)            As of the Closing, the DWM Group Companies shall have, good, exclusive and marketable title to such assets, rights and properties necessary for the performance of the obligations under the WFTL Assigned Contracts in all material respects, and are sufficient for the DWM Group Companies to perform their obligations under the WFTL Assigned Contracts in a manner materially consistent with the performance of such obligations by WFTL as of the date hereof.

4.3            Capitalization of DWM.

(a)            All issued and outstanding share capital of DWM as of the date of hereof, and as of the Closing Date (disregarding the effects of the DWM Capital Restructuring), is as set forth on Schedule 4.3(a) of the DWM Disclosure Letter. As of the Closing Date, all authorized and outstanding share capital of DWM will be in the form of DWM Shares.

(b)            Except as contemplated under this Agreement (including the DWM Capital Restructuring and DWM Asset Restructuring) or as disclosed on Schedule 4.3(b) of the DWM Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of DWM is authorized or outstanding, and (ii) there is no commitment by DWM to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of its equity securities any evidence of indebtedness, to repurchase or redeem any securities of DWM or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any DWM Shares.

(c)            All issued and outstanding DWM Shares are, and all DWM Shares which may be issued in connection with the DWM Capital Restructuring, when issued, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, DWM Governing Documents or any agreement to which DWM is a party. All issued and outstanding DWM Shares were issued in compliance with applicable Legal Requirements.

(d)            No outstanding DWM Shares are subject to vesting or forfeiture rights or repurchase by a DWM Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any DWM Group Company.

(e)            All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of DWM were undertaken in compliance with the DWM Governing Documents then in effect, any agreement to which DWM then was a party and in compliance with applicable Legal Requirements.

(f)            Except as set forth in DWM’s Governing Documents in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any DWM Group Company is a party or by which any DWM Group Company is bound with respect to any ownership interests of the applicable DWM Group Company.

(g)            Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any DWM Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any DWM Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

4.4            Authority Relative to this Agreement. DWM has all requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that DWM has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out DWM’s obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by DWM of this Agreement and the other Transaction Agreements to which it is a party and the consummation by DWM of the applicable Transactions (including the Merger) have been or will be as of the Closing Date duly and validly authorized by all requisite actions on the part of DWM and its Affiliates, and no other proceedings on the part of DWM or any of its Affiliates are necessary to authorize this Agreement or the other Transaction Agreements to which DWM or any of its Affiliates is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which DWM or any of its Affiliate is a party have been duly and validly executed and delivered by DWM or such Affiliate, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the legal and binding obligations of DWM or such Affiliate, enforceable against DWM or such Affiliate, as applicable, in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.5            No Conflict; Required Filings and Consents.

(a)            Neither the execution, delivery nor performance by DWM of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate DWM’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 4.5(b) are duly and timely obtained or made, conflict with or violate any Legal Requirements applicable to DWM; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair DWM’s, or any DWM Group Company’s rights or, in a manner adverse to any of the DWM Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the DWM Group Companies pursuant to, any DWM Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole.

(b)            No notices, reports or other filings are required to be made by any DWM Group Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any DWM Group Company from, any Governmental Entity in connection with the execution and delivery by DWM and any other DWM Group Company of this Agreement and the other Transaction Agreements to which it is a party, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any DWM Group Company is licensed or qualified to do business; and (iii) the filings, submissions, consents, approvals, authorizations and permits described on Schedule 4.5(b) of the DWM Disclosure Letter (the “DWM Required Regulatory Approvals”); and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of DWM to perform its obligations under this Agreement or the other Transaction Agreements. As of the date hereof, Amber Premium FZE has obtained its in-principle approval from Virtual Assets and Regulatory Authority of Dubai.

4.6            Compliance; Approvals.

(a)            Each of the DWM Group Companies, in each case, has complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the DWM Group Companies, taken as a whole. No written or, to the Knowledge of DWM, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the DWM Group Companies. Each DWM Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by the DWM Group Companies is valid, binding and in full force and effect in all material respects. None of the DWM Group Companies (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole.

(b)            To the Knowledge of DWM, each shareholder of DWM who is to receive Merger Consideration is (i) an “accredited investor” as defined in Rules 215 and 501(a) of the Securities Act, (ii) a “qualified institutional buyer” as defined in Rule 144A of the Securities Act or (iii) receiving the Merger Consideration in a transaction compliant with Regulation S and/or Regulation D.

4.7            Financial Statements.

(a)            DWM has made available to ICLK (I) true and complete copies of near-final draft of the audited combined balance sheets of the DWM Group Companies (other than Whalefin HK and its Subsidiaries) as of June 30, 2024 and June 30, 2023, and the related combined statements of income (loss), and cash flows of such DWM Group Companies for the fiscal years then ended, to be duly signed in such form and delivered on or around the date hereof (collectively, the “DWM Audited Financial Statements”), and (II)(x) true and complete copies of the unaudited balance sheets of  Whalefin HK as of June 30, 2024 and June 30, 2023, and the related combined statements of income (loss) for the fiscal years then ended and (y) near-final draft of independent factual finding report on assets and liabilities of WFTL as of June 30, 2024 and the related income and expense attributable to operation of WFTL for the year then ended June 30, 2024, to be duly signed and delivered on or around the date hereof by WWC in such form and delivered on or around the date hereof by WWC (collectively, the “DWM Unaudited Financial Statements” and, together with the DWM Audited Financial Statement, the “DWM Financial Statements”). The DWM Financial Statements: (i) were prepared in conformity with the DWM Accounting Principles applied on a consistent basis during the periods involved, subject, in the case of DWM Unaudited Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the DWM Group Companies, taken as a whole) and the absence of footnotes; (ii) were prepared from the books and records of the DWM Group Companies; and (iii) were prepared in good faith based upon reasonable assumptions made by DWM on a basis consistent with the basis employed in such books and records for the relevant periods.

(b)            The DWM Group Companies have established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the DWM Accounting Principles, (ii) that transactions, receipts and expenditures of the DWM Group Companies are being executed and made only in accordance with appropriate authorizations of management or directors of DWM, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the DWM Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the DWM Group Companies that could have a material effect on the financial statements and (v) that accounts, notes and other receivables are recorded accurately. To DWM’s Knowledge, (x) there is no significant deficiency or “material weakness” in the system of internal controls over financial reporting of the DWM Group Companies, (y) there is no fraud, whether or not material, that involves DWM’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by DWM, and (z) there is no claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.

(c)            There are no outstanding loans or other extensions of credit made by the DWM Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of a DWM Group Company.

(d)            The Financial Requirement with respect to DWM will be satisfied.

4.8            No Undisclosed Liabilities. The DWM Group Companies, in each case, have no Liabilities of a type required to be reflected or reserved for on a balance sheet prepared in accordance with the DWM Accounting Principles, other than Liabilities: (a) set forth in or reserved against or otherwise reflected in the DWM Financial Statements or in the notes thereto; (b) arising in the ordinary course of business of the DWM Group Companies since the date of the most recent balance sheet included in the DWM Financial Statements and are not material in amount; (c) incurred in connection with the Transactions; or (d)  that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the DWM Group Companies taken as a whole. Other than disclosed in Schedule 4.8 of the DWM Disclosure Letter, no DWM Group Company has any secured creditors holding a security interest.

4.9            Absence of Certain Changes or Events. Except as contemplated by this Agreement or any other Transaction Agreements (including the DWM Asset Restructuring and the DWM Capital Restructuring) or as disclosed on Schedule 4.9 of the DWM Disclosure Letter, since June 30, 2024 through the date of this Agreement, the business of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring) was conducted in the ordinary course of business in all material respects and there has not been: (a) any DWM Material Adverse Effect; or (b) any action taken or agreed upon by any of the DWM Group Companies that would be prohibited by Sections 6.1(c), 6.1(l), and 6.1(o) (and to the extent related to the foregoing clauses, Section 6.1(q)), if such action were taken on or after the date hereof without the consent of ICLK.

4.10          Litigation. Except as disclosed on Schedule 4.10 of the DWM Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of DWM, threatened Legal Proceeding in writing, or to the Knowledge of DWM, any investigation, against any DWM Group Company or any of its properties or assets, or any of the directors, managers or officers of any DWM Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of DWM, threatened audit, examination or investigation by any Governmental Entity against any DWM Group Company or any of its properties or assets, or any of the directors, managers or officers of any DWM Group Company with regard to their actions as such and, to the Knowledge of DWM, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding, or to the Knowledge of DWM, threatened Legal Proceeding in writing, or to the Knowledge of DWM, investigation by any DWM Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any DWM Group Company; and (e) no Order imposed or, to the Knowledge of DWM, threatened in writing to be imposed upon any DWM Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any DWM Group Company with regard to their actions as such.

4.11          Employee Benefit Plans.

(a)            Schedule 4.11(a) of the DWM Disclosure Letter sets forth a true, correct and complete list of each DWM Employee Benefit Plan. Other than the DWM Employee Benefit Plan, none of the DWM Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each DWM Employee Benefit Plan, DWM has made available to ICLK true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such DWM Employee Benefit Plan and (v) any documents with respect to any DWM Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements.

(b)            Except as disclosed on Section 4.11(b) of the DWM Disclosure Letter, each DWM Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.

(c)            None of the DWM Employee Benefit Plans provides for, and none of the DWM Group Companies has any liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(d)            With respect to any DWM Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of DWM, threatened in writing against any DWM Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of DWM, no condition exists that would, by reason of DWM’s affiliation with any of its Affiliates, subject DWM to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.

(e)            All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the DWM Employee Benefit Plans have been timely made or accrued in accordance with DWM Accounting Principles in all material respects.

(f)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of DWM or DWM Subsidiaries or under any DWM Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of DWM or DWM Subsidiaries or under any DWM Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of DWM or DWM Subsidiaries or under any DWM Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any DWM Employee Benefit Plan.

(g)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(h)            DWM maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.

4.12          Labor Matters.

(a)            Except as disclosed on Schedule 4.12(a) of the DWM Disclosure Letter, no DWM Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any DWM Group Company. Except as disclosed on Schedule 4.12(a) of the DWM Disclosure Letter, no employees of the DWM Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the DWM Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of DWM, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of DWM, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any DWM Group Company or with respect to any employees of the DWM Group Companies or, to the Knowledge of DWM, threatened in writing by any labor organization, work council or group of employees.

(b)            Since the Reference Date, except as disclosed on Schedule 4.12(b) of the DWM Disclosure Letter, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of DWM, threatened in writing against or affecting the DWM Group Companies involving any employee or former employee of, or other individual who provided services to, any DWM Group Company.

(c)            To the Knowledge of DWM, except as disclosed on Schedule 4.12(c) of the DWM Disclosure Letter, no officer of any DWM Group Company has given written notice to any DWM Group Company of any intent to terminate his or her employment with such DWM Group Company in connection with the consummation of the Transactions. The DWM Group Companies are in compliance and, to the Knowledge of DWM, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any DWM Group Company and such individuals, in each case except as would not be material to the DWM Group Companies taken as a whole.

(d)            The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the DWM Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, a DWM Material Adverse Effect.

(e)            To the Knowledge of DWM, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any DWM Group Company has been received by any DWM Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any DWM Group Company.

(f)            Except as disclosed on Schedule 4.12(f) of the DWM Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the DWM Group Companies filed or pending or, to the Knowledge of DWM, threatened in writing that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any DWM Group Company. Since the Reference Date, no DWM Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any DWM Group Company. Each DWM Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including all applicable laws respecting terms and conditions of employment, wages and hours, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (collectively, the “WARN Act”), collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, and workers’ compensation.

(g)            No DWM Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the DWM Group Companies taken as a whole. All amounts that the DWM Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and none of the DWM Group Companies has any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the DWM Group Companies, taken as whole.

(h)            Except as would not result in material liability to any DWM Group Company, each Person who has provided or is providing services to any DWM Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any DWM Employee Benefit Plan. None of the DWM Group Companies has any material liability or obligation under any applicable Legal Requirement or DWM Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

4.13          Real Property; Tangible Property.

(a)            No DWM Group Company currently owns any real property or has in the past three years owned any real property.

(b)            Each DWM Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “DWM Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any DWM Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “DWM Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. DWM has made available to ICLK true, correct and complete copies of all Material DWM Real Property Leases (as defined below). No DWM Group Company is in breach of or default under any Material DWM Real Property Lease, and, to the Knowledge of DWM, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the DWM Group Companies taken as a whole. The DWM Leased Properties are suitable to allow the businesses of the DWM Group Companies to be operated as currently conducted in all material respects. To the Knowledge of DWM, (i) there are no pending condemnation proceedings with respect to any of the DWM Leased Properties, and (ii) the current use of the DWM Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No DWM Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any DWM Group Company under any of the DWM Real Property Leases and, to the Knowledge of DWM, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the DWM Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of DWM, no party to any DWM Real Property Lease has exercised any termination rights with respect thereto. Schedule 4.13(b) of the DWM Disclosure Letter contains a true and correct list of all Material DWM Real Property Leases. No Person other than the DWM Group Companies has the right to use the DWM Leased Properties, except as subleased by the respective DWM Group Company to a sub-lessee.

(c)            Each DWM Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any DWM Real Property Lease; and (iii) the Liens specifically identified on the Schedule 4.13(c) of the DWM Disclosure Letter. The tangible assets of the DWM Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the DWM Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the DWM Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

4.14          Taxes.

(a)            All income and other material Tax Returns required to be filed by or on behalf of each DWM Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account any applicable extensions of time to file Tax Returns that were validly granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each DWM Group Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b)            Each DWM Group Company has (i) complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and timely withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity; and (ii) complied in all material respects with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(c)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against any DWM Group Company which has not been paid or resolved.

(d)            No material Tax audit or other examination of the any DWM Group Company by any Governmental Entity is presently in progress, nor are there any request or threat for such an audit or other examination.

(e)            There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the DWM Group Companies.

(f)            No DWM Group Company has any liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the DWM Unaudited Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the DWM Group Companies in the ordinary course of business.

(g)            No DWM Group Company: (i) has any liability for the Taxes of another Person (other than any DWM Group Company or their predecessors) as a result of being a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local or non-U.S. income Tax purposes or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all DWM Group Companies (or their predecessors).

(h)            No DWM Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

(i)            No DWM Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j)            No DWM Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date; or (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the DWM Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the DWM Financial Statements.

(k)            No claim has been made by any Governmental Entity in a jurisdiction in which any DWM Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(l)            To the Knowledge of DWM, the DWM Asset Restructuring and DWM Capital Restructuring will not cause any material adverse Tax effect to ICLK or any DWM Group Company.

4.15          Brokers; Third Party Expenses. Except as disclosed in Schedule 4.15 of the DWM Disclosure Letter, none of the DWM Group Companies has any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any DWM Group Company.

4.16          Intellectual Property. Except as would not, individually or in the aggregate, be material to the DWM Group Companies, taken as a whole:

(a)            Schedule 4.16(a)(a) of the DWM Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property included in DWM Owned IP (collectively, the “DWM Registered IP”). With respect to each item of DWM Registered IP, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world for the purposes of maintaining or renewing such DWM Registered IP and recording and perfecting any DWM Group Company’s ownership therein.

(b)            (i) The DWM Group Companies solely and exclusively own all right, title, and interest in and to all material DWM Owned IP, including the items of Intellectual Property set forth or required to be set forth in Schedule 4.16(a) of the DWM Disclosure Letter pursuant to the first sentence of this Section 4.16(a), free and clear of all Liens (other than Permitted Liens); and (ii) the DWM Group Companies own or have valid rights to use all other material Intellectual Property that is owned or used by the DWM Group Companies to conduct the businesses of the DWM Group Companies as currently conducted.

(c)            (i) Since the Reference Date, neither the DWM Group Companies nor the conduct of their businesses have infringed, diluted, misappropriated, or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; and (ii) there is no Legal Proceeding pending, or to the Knowledge of DWM, threatened in writing, and since the Reference Date, none of the DWM Group Companies has received any written claims (including “cease and desist” letters or invitations to license) (x) alleging the DWM Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, registration, scope, validity or enforceability of any DWM Owned IP.

(d)            (i) Since the Reference Date, to the Knowledge of DWM, no DWM Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (ii) there is no Legal Proceeding pending or threatened in writing, and, since the Reference Date, none of the DWM Group Companies has made any written claims (including “cease and desist” letters or invitations to license) (x) contesting the use, ownership, registration, scope, validity or enforceability of any Intellectual Property of such Person or (y) alleging that the conduct of any Person is infringing, misappropriating or otherwise violating any DWM Owned IP.

(e)            All DWM Registered IP is subsisting, and to the Knowledge of DWM, valid and enforceable.

(f)            Each current and former employee, consultant, and contractor of a DWM Group Company who has created or developed any material Intellectual Property for or on behalf of the DWM Group Companies, or otherwise within the scope of their employment or engagement with the DWM Group Companies (each such person, a “DWM Contributor”) have done so pursuant to an agreement that (i) if the DWM Contributor had access to confidential information, ensures the protection of the confidential information of the DWM Group Companies and (ii) validly assigns (pursuant to a present-tense assignment) to the DWM Group Companies all right, title and interest of such DWM Contributor in all such Intellectual Property that does not vest initially in such entities by operation of law (each, a “DWM Contributor Agreement”).

(g)            Since the Reference Date, the DWM Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any DWM Group Company (“DWM Data”).

(h)            (i) Neither any of the DWM Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any DWM Code, other than disclosures to DWM Contributors involved in the development of products or services of the DWM Group Companies subject to confidentiality obligations to the DWM Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the DWM Group Companies deliver, license or disclose the source code of any DWM Code to any other Person (other than an ICLK Group Company).

(i)            None of the DWM Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any DWM Code in a manner that (i) requires the disclosure or distribution of any DWM Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The DWM Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the DWM Group Companies.

4.17          Data Privacy and Cybersecurity. Except as would not, individually or in the aggregate, be material to the DWM Group Companies, taken as a whole:

(a)            The DWM Group Companies are, and since the Reference Date have been, in compliance in all material respects with all DWM Privacy Requirements and all applicable Privacy Laws.

(b)            (i) Since the Reference Date, the DWM Group Companies have taken commercially reasonable measures to protect the integrity, continuous operation and physical and electronic security of the DWM IT Systems (including DWM Data); (ii) the DWM IT Systems are functional, operate in a reasonable manner, and are in sufficiently good working condition for the operation of the businesses of the DWM Group Companies; (iii) the DWM IT Systems are free of any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the DWM IT Systems; and (iv) since the Reference Date, there have been no material breaches, outages, misuses or intrusions of any DWM IT System, nor any loss, theft, compromise or damage of, breach of security with respect to, or unauthorized access to, or rendering unavailable or inaccessible of any DWM Data Processed by or on behalf of the Group Companies (collectively, “DWM Security Incidents”).

(c)            The DWM Group Companies (i) maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses and (ii) have fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified in data security risk assessments, audits and penetration tests performed since the Reference Date by or for the DWM Group Companies.

(d)            There are no Legal Proceedings, whether from a Governmental Entity or any other Person, pending (or, to the Knowledge of DWM, threatened in writing) against, any DWM Group Company alleging a violation of any of the DWM Privacy Requirements.

4.18          Agreements, Contracts and Commitments.

(a)            Schedule 4.18(a) of the DWM Disclosure Letter sets forth a true, correct and complete list of each DWM Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “DWM Material Contract” of the DWM Group Companies shall mean each of the following Contracts to which a DWM Group Company is a party as of the date hereof:

(i)            any Contract or purchase commitment reasonably expected to result in future payments to or by any DWM Group Company in excess of $500,000 per annum (other than any Contract or purchase commitment with respect to transaction of Token that is reasonably expected to result in future payments to or by any DWM Group Company of no more than $5,000,000);

(ii)           any Contract with the top 10 customers of the DWM Group Companies (the “DWM Material Customers”) as determined by the scale of customers’ assets under management by the DWM Group Companies as of June 30, 2024;

(iii)          any Contract that purports to limit in any material respect (A) the localities in which the DWM Group Companies’ businesses may be conducted, (B) any DWM Group Company from engaging in any line of business or (C) any DWM Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the DWM Group Companies from soliciting customers or employees;

(iv)          any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the DWM Group Companies;

(v)           any Contract for or relating to any borrowing of money by or from any of the DWM Group Companies in excess of $1,000,000 (excluding, for the avoidance of doubt, any Contract with respect to transaction of Token that involves payments to or by any DWM Group Company of no more than $5,000,000 and any intercompany arrangements solely between or among any of the DWM Group Companies);

(vi)          any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the DWM Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the DWM Group Companies;

(vii)         any obligation to register any DWM Shares or other securities of the DWM Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. DWM Group Companies);

(viii)        any Contracts relating to the sale of any operating business of any DWM Group Company or the acquisition by any DWM Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, and for which any DWM Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix)           any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x)            any Contract for the use by any of the DWM Group Companies of any tangible property where the annual lease payments are greater than $250,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material DWM Real Property Leases”);

(xi)           any material Contract under which a DWM Group Company: (A) is granted a license, option, covenant not to sue, or any right to or under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option, covenant not to sue, or any right to or under any material DWM Owned IP to any third party, other than non-exclusive licenses granted to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the DWM Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the DWM Group Companies;

(xii)          any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the DWM Group Companies or their businesses or that imposes material non-monetary obligations on any DWM Group Company, including any material restriction on the use, licensing or registration of any material Intellectual Property (including co-existence agreements);

(xiii)         any Contract relating to the development of material Intellectual Property by, with or for the DWM Group Companies (other than DWM Contributor Agreements);

(xiv)        any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons (other than any obligation under any Contract with respect to transaction of Token that involves payments to or by any DWM Group Company of no more than $5,000,000); and

(xv)         any Contract with Token exchanges, brokers, suppliers or transaction counterparties and any other Person from whom the DWM Group Companies source Tokens that involves payments to or by any DWM Group Company in excess of $5,000,000.

(b)            Each DWM Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable DWM Group Company party thereto and, to the Knowledge of DWM, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable DWM Group Company nor, to the Knowledge of DWM, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any DWM Material Contract, and no party to any DWM Material Contract has given any written notice of any claim of any such breach, default or event, or any notice of termination. True, correct and complete copies of all DWM Material Contracts have been made available to ICLK.

(c)            Each Contract to which WFTL is a party that, in accordance with the DWM Asset Restructuring Plan, shall be assigned to DWM or one or more Subsidiaries of DWM (the “WFTL Assigned Contracts”) is in full force and effect and represents a legal, valid and binding obligation of the applicable DWM Group Company party thereto and, to the Knowledge of DWM, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies, and except as would not reasonably be expected to be material to the DWM Group Companies taken as a whole. Neither the WFTL, the applicable DWM Group Company nor, to the Knowledge of DWM, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any WFTL Assigned Contract, and no party to any WFTL Assigned Contract has given any written notice of any claim of any such breach, default or event, or any notice of termination.

4.19          Insurance. The DWM Group Companies maintain insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “DWM Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the DWM Insurance Policies are in full force and effect. The coverages provided by such DWM Insurance Policies are usual and customary in amount and scope for the DWM Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by DWM Material Contracts. No written notice of cancellation or termination has been received by any DWM Group Company with respect to any of the effective DWM Insurance Policies. There is no pending material claim by any DWM Group Company against any insurance carrier under any of the existing DWM Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

4.20          Interested Party Transactions. (a) No officer or director of DWM or any of their respective immediate family members, or to the Knowledge of DWM, any employee, officer, director or manager of the DWM Group Companies or any of their respective immediate family members, is indebted to the DWM Group Companies for borrowed money, nor any of the DWM Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of DWM, no officer, director, employee, manager or holder of equity or derivative securities of the DWM Group Companies (each, a “DWM Insider”) or any member of a DWM Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any DWM Material Contract with the DWM Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with the DWM Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of DWM Shares or other securities of the DWM Group Companies or such Person’s employment or consulting arrangements with the DWM Group Companies; or (v) conducted on an arm’s-length basis.

4.21          Information Supplied. The information relating to the DWM Group Companies to be supplied by or on behalf of DWM for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the ICLK shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by DWM with respect to the information that has been or will be supplied by ICLK or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

4.22          Anti-Bribery; Anti-Corruption.

(a)            Neither the DWM Group Companies nor any of DWM Group Companies’ respective directors, officers or employees has, directly or indirectly, in each case of (a) through (e), in violation of any Legal Requirement: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate, or aided and abetted the violation of any applicable anti-money laundering Legal Requirements or any applicable anti-corruption or anti-bribery Legal Requirements, including the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq. and the United Kingdom Bribery Act 2010 (collectively, the “Anti-Money Laundering and Anti-Corruption Laws”).

(b)            Neither the DWM Group Companies nor any of DWM Group Companies’ respective directors, officers or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of any Anti-Money Laundering and Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Money Laundering and Anti-Corruption Law. The DWM Group Companies have established, implemented, and maintained policies, procedures, and a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering and Anti-Corruption Laws.

4.23          International Trade; Sanctions.

(a)            Each of the DWM Group Companies, the DWM Group Companies’ respective directors, officers and employees, and, to the Knowledge of DWM, any other Persons acting on their behalf, in connection with the operation of the business of the DWM Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of DWM, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The DWM Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.

(b)            Neither the DWM Group Companies nor any of the DWM Group Companies’ respective directors, officers or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, each of the DWM Group Companies and the DWM Group Companies’ respective directors, officers, employees and Affiliates and, to the Knowledge of DWM, any other Persons acting on their behalf have, in connection with the operation of the business of the DWM Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the DWM Group Companies and the DWM Group Companies’ respective directors, officers or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the DWM Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country in violation of Sanctions. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the DWM Group Companies or any of their respective directors, officers, or, to the Knowledge of DWM, any of the DWM Group Companies’ respective employees, controlled Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or, to the Knowledge of DWM, threatened claims or requests for information by a Governmental Entity received by a DWM Group Company with respect to compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The DWM Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.

4.24          DWM Asset Restructuring. As of the Closing, (a) the DWM Asset Restructuring will have been implemented in accordance with the DWM Asset Restructuring Plan in all material respects and in compliance with all applicable Legal Requirements in all material respects, and (b) all Approvals required to implement the DWM Asset Restructuring will have been obtained. As of the Closing, the DWM Group Companies will hold all material Approvals, assets and rights necessary for the business of the DWM Group Companies (taking into account the completion of the DWM Asset Restructuring). The transactions contemplated by the DWM Asset Restructuring does not (i) conflict with or violate the Governing Documents of any DWM Group Company, WhaleFin HK or WFTL in any material respects; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in the DWM Asset Restructuring Plan are duly and timely obtained or made, conflict with or violate any Legal Requirements applicable to any DWM Group Company, WhaleFin HK or WFTL in any material respects; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair DWM’s, or any DWM Group Company’s rights or, in a manner adverse to any of the DWM Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the DWM Group Companies pursuant to, any DWM Material Contracts or any of WFTL Assigned Contracts, in each case, in any material respects.

4.25          Disclaimer of Other Warranties. DWM HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF ICLK, MERGER SUB, ICLK GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO DWM OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ICLK, MERGER SUB, ICLK GROUP COMPANIES OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF ICLK, MERGER SUB, ICLK GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY ICLK OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF ICLK, MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO DWM OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO DWM OR ITS AFFILIATES OR REPRESENTATIVES OR SUCH OTHER PERSON BY OR ON BEHALF OF ICLK OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO ICLK, MERGER SUB, ICLK GROUP COMPANIES OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. DWM HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. DWM ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF ICLK, MERGER SUB, ICLK GROUP COMPANIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, DWM HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF ICLK OR MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.25, CLAIMS AGAINST ICLK, MERGER SUB AND ICLK GROUP COMPANIES OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

Article V
REPRESENTATIONS AND WARRANTIES OF ICLK AND MERGER SUB

Except as: (a) set forth in the letter dated as of the date of this Agreement and delivered by ICLK to DWM in connection with the execution and delivery of this Agreement (the “ICLK Disclosure Letter”); or (b) as disclosed in the ICLK SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such ICLK SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such ICLK SEC Reports will be deemed to modify or qualify the representations and warranties set forth in the Fundamental Representations with respect to the ICLK Parties), each ICLK Party represents and warrants to the other Parties hereto as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date):

5.1            Organization and Qualification.

(a)            Each ICLK Party is an exempted company duly incorporated, validly existing and in good standing under the applicable Legal Requirements of the Cayman Islands.

(b)            Each ICLK Party has all requisite corporate power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted, except as would not be expected to be material to the ICLK Group Companies, taken as a whole.

(c)            Each ICLK Party is duly qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each ICLK Party as currently in effect has been either disclosed in the ICLK SEC Reports filed or furnished with the SEC or otherwise made available to DWM.

(d)            Each ICLK Party is not in violation of any of the provisions of its Governing Documents in any material respect.

5.2            ICLK Subsidiaries.

(a)            As of the date hereof and as of the Closing Date, all ICLK Group Companies, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 5.2(a) of the ICLK Disclosure Letter (the ICLK Group Companies other than ICLK, the “ICLK Subsidiaries”). Except as otherwise disclosed on Schedule 5.2(a) of the ICLK Disclosure Letter, as of the date hereof and as of the Closing Date, ICLK owns, directly or indirectly, all of the outstanding equity securities of the ICLK Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the ICLK Subsidiaries, ICLK does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b)            Each of ICLK Subsidiaries is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of the ICLK Subsidiaries has the requisite corporate or equivalent power and authority to own, lease and operate its assets, rights and properties and to carry on its business as it is now being conducted in all material respects. Each ICLK Subsidiary is duly qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole. Complete and correct copies of the Governing Documents of each ICLK Subsidiary, as amended and currently in effect, have been made available to DWM. No ICLK Subsidiary is in violation of any of the provisions of its Governing Documents in any material respect.

(c)            Except as disclosed on Schedule 5.2(c) of the ICLK Disclosure Letter, all issued and outstanding shares of capital stock, limited liability company interests and equity interests of each ICLK Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, except as contemplated under this Agreement, and (iii) have been offered, sold and issued in compliance with applicable Legal Requirements and the applicable ICLK Subsidiary’s respective Governing Documents.

(d)            Except as contemplated under this Agreement or as disclosed on Schedule 5.2(d) of the ICLK Disclosure Letter, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any ICLK Subsidiary is a party or by which it is bound obligating such ICLK Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such ICLK Subsidiary or obligating such ICLK Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(e)            All issued and outstanding shares of Merger Sub are owned by ICLK, free and clear of all Liens (other than Permitted Liens). Merger Sub does not have any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions contemplated herein. Merger Sub is Solvent.

5.3            Capitalization.

(a)            Schedule 5.3(a) of the ICLK Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of ICLK, (ii) the number, class and series of ICLK Shares issued and outstanding, and (iii) a list of all holders of outstanding ICLK Equity Awards (with the names of such holders redacted), including the number of ICLK Shares subject to each such ICLK Equity Award, the grant date, and exercise price for such ICLK Equity Award, the extent to which such ICLK Equity Award is vested and exercisable and the date on which such ICLK Equity Award expires. ICLK has provided or made available to DWM true and complete copies of (x) each of the standard form of option award agreement, restricted share award agreement and restricted share unit award agreement and (y) any option award agreements, restricted share award agreements and restricted share unit award agreements, as applicable, that materially differ from such respective standard forms.

(b)            Except for currently outstanding ICLK Equity Awards which have been granted to employees, consultants or directors pursuant to the ICLK Share Plans, or a reservation of ICLK Shares for direct issuances or purchase upon exercise of ICLK Equity Awards under the ICLK Share Plans, each as disclosed on Schedule 5.3(b) of the ICLK Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of ICLK is authorized or outstanding, and (ii) there is no commitment by ICLK to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of ICLK or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any ICLK Shares.

(c)            All issued and outstanding ICLK Shares are, and all ICLK Shares which may be issued pursuant to the exercise of ICLK Equity Awards, when issued in accordance with the terms of the ICLK Equity Awards, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to or issued in violation of any preemptive rights created by the Cayman Companies Act, ICLK’s Governing Documents or any agreement to which ICLK is a party. All issued and outstanding ICLK Shares and ICLK Equity Awards were issued in compliance with applicable Legal Requirements.

(d)            No outstanding ICLK Shares are subject to vesting or forfeiture rights or repurchase by an ICLK Group Company, except as provided for under the Cayman Companies Act subject to the provisions thereunder. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any ICLK Group Company.

(e)            All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of ICLK were undertaken in compliance with its Governing Documents then in effect, any agreement to which ICLK then was a party and in compliance with applicable Legal Requirements.

(f)            Except as disclosed on Schedule 5.3(f) of the ICLK Disclosure Letter, there are no contracts, agreements or understandings between ICLK and any person granting such person the right to require ICLK to file a registration statement under the Securities Act with respect to any securities of ICLK owned or to be owned by such person or to require ICLK to include such securities in any securities being registered pursuant to any registration statement filed by ICLK under the Securities Act. Except for the ICLK Voting Agreement, there is no voting trust, proxy, rights plan, anti-takeover plan or other similar agreements or understandings, to which any ICLK Group Company is a party or by which any ICLK Group Company is bound with respect to any ownership interests of the applicable ICLK Group Company.

(g)            Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of any ICLK Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any ICLK Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(h)            As of the Closing Date, the New Ordinary Shares issued as the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any Legal Requirements, ICLK’s Governing Documents or any Contract to which ICLK is a party or by which ICLK is bound.

5.4            Authority Relative to this Agreement. Subject to the receipt of the ICLK Shareholder Approval, each ICLK Party has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the applicable Transactions (including the Merger). The execution and delivery by each ICLK Party of this Agreement and the other Transaction Agreements to which it is a party, and, following the receipt of the ICLK Shareholder Approval, the consummation by each ICLK Party of the applicable Transactions (including the Merger) have been or will be as of the Closing Date duly and validly authorized by all requisite actions on the part of such ICLK Party and its Affiliates, and no other proceedings on the part of such Person are necessary to authorize this Agreement or the other Transaction Agreements to which such ICLK Party or any of its Affiliates is a party or to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which an ICLK Party or any of its Affiliates is a party have been duly and validly executed and delivered by such ICLK Party or such Affiliate, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the legal and binding obligations of such ICLK Party or such Affiliate, enforceable against such ICLK Party or such Affiliate, as applicable, in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

5.5            No Conflict; Required Filings and Consents.

(a)            Assuming receipt of the ICLK Shareholder Approval, neither the execution, delivery nor performance by any ICLK Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, will: (i) conflict with or violate such ICLK Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements applicable to such ICLK Party; or (iii) except as disclosed on Schedule 5.5(a) of the ICLK Disclosure Letter, result in any breach of or constitute a default (with or without notice or lapse of time or both) under, or impair such ICLK Party’s or any ICLK Group Company’s rights or, in a manner adverse to any of the ICLK Group Companies, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties, rights or assets of any of the ICLK Group Companies pursuant to, any ICLK Material Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole.

(b)            No notices, reports or other filings are required to be made by any ICLK Group Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by any DWM Group Company from, any Governmental Entity in connection with the execution and delivery by each ICLK Party of this Agreement and the other Transaction Agreements to which it is a party, except for: (i) the filing of the Plan of Merger in accordance with the Cayman Companies Act; (ii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder, and appropriate securities law related documents received from or filed with the relevant authorities of other jurisdictions in which any ICLK Group Company is licensed or qualified to do business; (iii) the submission and approval of Listing Application to and by Nasdaq; (iv) the consents, approvals, authorizations and permits described on Schedule 5.5(b) of the ICLK Disclosure Letter (the “ICLK Required Regulatory Approvals”); and (vii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such ICLK Party to perform its obligations under this Agreement or the other Transaction Agreements.

5.6            Compliance; Approvals.

(a)            Each of the ICLK Group Companies complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the ICLK Group Companies, taken as a whole. Except as disclosed on Schedule 5.6 of ICLK Disclosure Letter, no written or, to the Knowledge of ICLK, oral notice, of non-compliance with any applicable Legal Requirements has been received by any ICLK Group Company. Each ICLK Group Company is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, in all material respects. Each Approval held by each ICLK Group Company is valid, binding and in full force and effect in all material respects. None of the ICLK Group Companies: (i) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval; or (ii) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole.

5.7            ICLK SEC Reports and Financial Statements.

(a)            Except as disclosed on Schedule 5.7(a) of the ICLK Disclosure Letter, ICLK has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed or furnished all forms, reports, schedules, statements and other documents together with any amendments, restatements or supplements thereto required to be filed or furnished by ICLK with the SEC under the Exchange Act or the Securities Act since the Reference Date to the date of this Agreement, (all of the foregoing filed prior to the date of this Agreement, the “ICLK SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional ICLK SEC Reports”). With respect to all agreements, documents and other instruments that previously had been filed by ICLK with the SEC, to the extent there is any amendment and modification thereto currently in effect which has not been filed or furnished by ICLK with the SEC, ICLK has heretofore furnished to DWM true and complete copies of such amendments and modifications. As of their respective filing dates and except to the extent corrected by a subsequent ICLK SEC Report, (i) the ICLK SEC Reports did not, and the Additional ICLK SEC Reports will not, contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (ii) ICLK SEC Reports complied, and the Additional ICLK SEC Reports will comply, in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations thereunder. All certifications and statements required by the Securities Act, the Exchange Act or the Sarbanes-Oxley Act (as the case may be) with respect to the ICLK SEC Reports and the Additional ICLK SEC Reports are each true and correct in all material respects.

(b)            ICLK maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act, which controls and procedures are designed to provide reasonable assurance that all material information concerning ICLK required to be disclosed by ICLK in the reports that it files or submits under the Exchange Act is made known to ICLK’s principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. As of the date hereof, (i) there are no outstanding comments from the SEC with respect to the ICLK SEC Reports and (ii) to the Knowledge of ICLK, none of the ICLK SEC Reports filed on or prior to the date of this Agreement is subject to any ongoing SEC investigation or review. ICLK is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(c)            The financial statements and notes of ICLK contained or incorporated by reference in the ICLK SEC Reports (such financial statements contained in the ICLK SEC Reports filed with the SEC as of the date hereof, the “ICLK Financial Statements”) fairly present, and the financial statements and notes of ICLK to be contained in or to be incorporated by reference in the Additional ICLK SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of ICLK as at the respective dates of, and for the periods referred to in, such financial statements, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole) and the absence of footnotes, and (i) (as of the date hereof) were prepared and (as of the Closing Date) will be prepared in accordance with: (x) the ICLK Accounting Principles applied on a consistent basis during the periods involved; and (y) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole) and the absence of footnotes, (ii) were prepared from the books and records of the ICLK Group Companies; and (iii) were prepared in good faith based upon reasonable assumptions made by ICLK on a basis consistent with the basis employed in such books and records for the relevant periods. ICLK has no off-balance sheet arrangements that are not disclosed in the ICLK SEC Reports.

(d)            ICLK has established and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act. Such internal controls are sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the ICLK Accounting Principles, (ii) that transactions, receipts and expenditures of the ICLK Group Companies are being executed and made only in accordance with appropriate authorizations of management and directors of ICLK, (iii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with the ICLK Accounting Principles and to maintain accountability for assets, (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the ICLK Group Companies that could have a material effect on the financial statements, and (v) that accounts, notes and other receivables are recorded accurately. Except as disclosed in Schedule 5.7(d) of ICLK Disclosure Letter, to the Knowledge of ICLK, there is no (A) significant deficiency or material weakness in the system of internal controls over financial reporting of the ICLK Group Companies, (B) fraud, whether or not material, that involves ICLK’s management or other employees or Affiliates who have a significant role in the preparation of financial statements or the internal accounting controls utilized by ICLK, or (C) claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter. There are no outstanding loans or other extensions of credit made by the ICLK Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of an ICLK Group Company.

(e)            The ICLK Group Companies have no Liabilities of the type required to be reflected or reserved for on a balance sheet prepared in accordance with the ICLK Accounting Principles, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the ICLK Financial Statements or in the notes thereto, (ii) arising in the ordinary course of business of the ICLK Group Companies since the date of the most recent balance sheet included in the ICLK Financial Statements and are not material in amount, (iii) incurred in connection with the Transactions, or (iv) that are not, or would not reasonably be expected to be, individually or in the aggregate, material to the ICLK Group Companies taken as a whole. Other than disclosed in Schedule 5.7(e) of the ICLK Disclosure Letter, no ICLK Group Company has any secured creditors holding a security interest.

(f)             The Financial Requirement with respect to ICLK will be satisfied.

5.8           Absence of Certain Changes or Events. Except as set forth in ICLK SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement and other Transaction Agreements or disclosed in Schedule 5.8 of ICLK Disclosure Letter, since December 31, 2023 through the date of this Agreement, (a) there has not been any ICLK Material Adverse Effect; (b) there has not been any action taken or agreed upon by the ICLK Group Companies that would be prohibited by Sections 6.2(c), 6.2(l), and 6.2(o) (and to the extent related to the foregoing clauses, Section 6.2(r)), if such action were taken on or after the date hereof without the consent of DWM; and (c) each of the ICLK Group Companies has conducted its business in the ordinary course of business in all material respects.

5.9           Litigation. Except as disclosed on Schedule 5.9 of ICLK Disclosure Letter or otherwise would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole, there is: (a) no pending Legal Proceeding or, to the Knowledge of ICLK , threatened Legal Proceeding in writing, or to the Knowledge of ICLK, any investigation, against any ICLK Group Company or any of its properties or assets, or any of the directors, managers or officers of any ICLK Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of ICLK, threatened audit, examination or investigation by any Governmental Entity against any ICLK Group Company or any of its properties or assets, or any of the directors, managers or officers of any ICLK Group Company with regard to their actions as such, and, to the Knowledge of ICLK, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending Legal Proceeding or, to the Knowledge of ICLK, threatened Legal Proceeding in writing, or, to the Knowledge of ICLK, investigation, by any ICLK Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any ICLK Group Company; and (e) no Order imposed or, to the Knowledge of ICLK, threatened in writing to be imposed upon any ICLK Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any ICLK Group Company with regard to their actions as such.

5.10         Employee Benefit Plans.

(a)            Schedule 5.10(a) of the ICLK Disclosure Letter sets forth a true, correct and complete list of each ICLK Employee Benefit Plan. Other than the ICLK Share Plans, none of the ICLK Group Companies has other plan that (i) provides for transaction, retention or change in control payments or benefits or tax gross-ups, (ii) provides for equity or equity-based incentive compensation or (iii) is a defined contribution benefit plan, defined benefit pension plan, nonqualified deferred compensation plan or retiree medical plan. With respect to each ICLK Employee Benefit Plan, ICLK has made available to DWM true, correct and complete copies of (or, to the extent no such copy exists, a description of), in each case, to the extent applicable, (i) the current plan document and, to the extent available, the summary plan description; (ii) the most recent audited financial statement; (iii) all material filings and correspondence with any Governmental Entity; (iv) all related material insurance contracts which implement each such ICLK Employee Benefit Plan and (v) any documents with respect to any ICLK Employee Benefit Plan that are required to be prepared or filed under the applicable Legal Requirements.

(b)            Except as disclosed on Section 5.10(b) of the ICLK Disclosure Letter, each ICLK Employee Benefit Plan has been established, maintained, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of all applicable Legal Requirements.

(c)            None of the ICLK Employee Benefit Plans provides for, and the ICLK Group Companies have no liability in respect of, post-retiree health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required pursuant to applicable Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(d)            With respect to any ICLK Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of ICLK, threatened in writing against any ICLK Employee Benefit Plan, any trust related thereto or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of ICLK, no condition exists that would, by reason of ICLK’s affiliation with any of its Affiliates, subject ICLK to any material tax, fine, lien, penalty or other liability imposed by any applicable Legal Requirements.

(e)            All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the ICLK Employee Benefit Plans have been timely made or accrued in accordance with ICLK Accounting Principles in all material respects.

(f)             Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of ICLK or ICLK Subsidiaries or under any ICLK Employee Benefit Plans; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of ICLK or ICLK Subsidiaries or under any ICLK Employee Benefit Plans; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of ICLK or ICLK Subsidiaries or under any ICLK Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any ICLK Employee Benefit Plans except as provided under Section 3.2.

(g)            Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(h)            ICLK maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual.

(i)             Neither ICLK nor any of the ICLK Subsidiaries have, or could reasonably be expected to have, any Liability under any United States law with respect to current or former individual service providers and employees. No ICLK Employee Benefit Plans, ICLK Share Plans or any other plans, policies or arrangements under which ICLK would have Liabilities, including joint and several liability and affiliate liability, are subject to the laws of the United States.

5.11        Labor Matters.

(a)            Except as disclosed on Section 5.11(a) of the ICLK Disclosure Letter, no ICLK Group Company is a party to or bound by any labor agreement, collective bargaining agreement, works council agreement or other similar labor Contract applicable to current or former employees of any ICLK Group Company. No employees of the ICLK Group Companies are represented by any labor union, labor organization, or works council with respect to their employment with the ICLK Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of ICLK, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of ICLK, threatened since the Reference Date. Since the Reference Date, there have been no labor organizing activities involving any ICLK Group Company or with respect to any employees of the ICLK Group Companies or, to the Knowledge of ICLK, threatened in writing by any labor organization, work council or group of employees.

(b)            Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of ICLK, threatened in writing against or affecting the ICLK Group Companies involving any employee or former employee of, or other individual who provided services to, any ICLK Group Company.

(c)            To the Knowledge of ICLK, no officer of any ICLK Group Company has given written notice to any ICLK Group Company of any intent to terminate his or her employment with such ICLK Group Company in connection with the consummation of the Transactions. The ICLK Group Companies are in compliance and, to the Knowledge of ICLK, each of their employees and consultants are in compliance, with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any ICLK Group Company and such individuals, in each case except as would not be material to the ICLK Group Companies taken as a whole.

(d)            The Transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the ICLK Group Companies, except for where the failure to obtain such consent to make any such advance notifications has not had and would not reasonably be expected to have, individually or in the aggregate, an ICLK Material Adverse Effect.

(e)            To the Knowledge of ICLK, no written notice or written complaint from or on behalf of any current or former employee of, or other individual who provided services to, any ICLK Group Company has been received by any ICLK Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any current or former officer or director of any ICLK Group Company.

(f)             Except as disclosed on Schedule 5.11(f) of the ICLK Disclosure Letter, since the Reference Date, there have been no material complaints, charges, investigations, claims or other Legal Proceedings against the ICLK Group Companies filed or pending or, to the Knowledge of ICLK, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any ICLK Group Company. Since the Reference Date, no ICLK Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any ICLK Group Company. Each ICLK Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting employment and employment practices, including, to the extent applicable, all laws respecting terms and conditions of employment, wages and hours, the WARN Act, collective bargaining, immigration and work eligibility, benefits, labor relations, harassment, discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health and workers’ compensation.

(g)            No ICLK Group Company is liable for any arrears of wages or penalties with respect thereto, except in each case as would not be material to the ICLK Group Companies taken as a whole. All amounts that the ICLK Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements have been withheld and paid, and the ICLK Group Companies do not have any outstanding obligations to make any such withholding or payment, other than (i) with respect to an open payroll period or (ii) as would not result in material liability to the ICLK Group Companies, taken as whole.

(h)            Except as would not result in material liability to any ICLK Group Company, each Person who has provided or is providing services to any ICLK Group Company and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any ICLK Employee Benefit Plan. None of the ICLK Group Companies has any material liability or obligation under any applicable Legal Requirement or ICLK Employee Benefit Plan arising out of improperly classifying such Person as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, and no such Person is owed any wages, benefits or other compensation for past services (other than wages, benefits and compensation accrued during the current pay period and any accrued pay or benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future).

5.12         Real Properties; Tangible Property.

(a)            No ICLK Group Company currently owns any real property or has in the past three years owned any real property.

(b)            Each ICLK Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “ICLK Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any ICLK Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “ICLK Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. ICLK has made available to DWM true, correct and complete copies of all Material ICLK Real Property Leases (as defined below). No ICLK Group Company is in breach of or default under any Material ICLK Real Property Lease, and, to the Knowledge of ICLK, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the ICLK Group Companies taken as a whole. The ICLK Leased Properties are suitable to allow the businesses of the ICLK Group Companies to be operated as currently conducted in all material respects. To the Knowledge of ICLK, (i) there are no pending condemnation proceedings with respect to any of the ICLK Leased Properties, and (ii) the current use of the ICLK Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No ICLK Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any ICLK Group Company under any of the ICLK Real Property Leases and, to the Knowledge of ICLK, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the ICLK Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of ICLK, no party to any ICLK Real Property Lease has exercised any termination rights with respect thereto. Schedule 5.12(b) of the ICLK Disclosure Letter contains a true and correct list of all Material ICLK Real Property Leases. Except as disclosed in Schedule 5.12(b) of the ICLK Disclosure Letter, no Person other than the ICLK Group Companies has the right to use the ICLK Leased Properties, except as subleased by the respective ICLK Group Company to a sub-lessee.

(c)            Each ICLK Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any ICLK Real Property Lease; and (iii) the Liens specifically identified on the Schedule 5.12(c) of the ICLK Disclosure Letter. The tangible assets of the ICLK Group Companies: (A) constitute all of the tangible assets that are currently being used for the operation of the businesses of the ICLK Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the ICLK Group Companies as currently conducted; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.

5.13         Taxes.

(a)            All income and other material Tax Returns required to be filed by or on behalf of each ICLK Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account any applicable extensions of time to file Tax Returns that were validly granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each ICLK Group Company (whether or not shown on any Tax Return) have been fully and timely paid.

(b)            Each ICLK Group Company has, (i) complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and timely withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity, and (ii) complied in all material respects with all material reporting requirements (including maintenance of required records with respect thereto) with respect to such payments.

(c)            No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity against any ICLK Group Company which has not been paid or resolved.

(d)            No material Tax audit or other examination of any ICLK Group Company by any Governmental Entity is presently in progress, nor are there any request or threat for such an audit or other examination.

(e)            There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the ICLK Group Companies.

(f)            Each ICLK Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the ICLK Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the ICLK Group Companies in the ordinary course of business.

(g)            No ICLK Group Company: (i) has any liability for the Taxes of another Person (other than any ICLK Group Company or their predecessors) as a result of being a member of a consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local or non-U.S. income Tax purposes or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (iii) has ever been a member of consolidated, combined, unitary or affiliated group filing for U.S. federal, state, local, or non-U.S. income Tax purposes, other than a group whose members are all ICLK Group Companies (or their predecessors).

(h)            No ICLK Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code (or any similar provision of state, local or non-U.S. Legal Requirements).

(i)             No ICLK Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j)             No ICLK Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date; or (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the ICLK Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the ICLK Financial Statements.

(k)            No claim has been made by any Governmental Entity in a jurisdiction in which any ICLK Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(l)             To the Knowledge of ICLK, the Enterprise Solutions Disposal and the Marketing Solutions Disposal have not and will not cause any material adverse Tax effect to DWM or any ICLK Group Company.

5.14         Brokers; Third Party Expenses. Except as disclosed in Schedule 5.14 of the ICLK Disclosure Letter, the ICLK Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any ICLK Group Company.

5.15         Intellectual Property. Except as would not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole:

(a)            Schedule 5.15(a) of the ICLK Disclosure Letter contains a true and complete list, as of the date of this Agreement, of all patented, registered or applied-for Intellectual Property included in the ICLK Owned IP (collectively, the “ICLK Registered IP”). With respect to each item of ICLK Registered IP, all necessary registration, maintenance and renewal fees have been paid, and all necessary documents and certificates have been filed with United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world for the purposes of maintaining or renewing such ICLK Registered IP and recording and perfecting any ICLK Group Company’s ownership therein.

(b)            (i) The ICLK Group Companies solely and exclusively own all right, title, and interest in and to all material ICLK Owned IP, including the items of Intellectual Property set forth or required to be set forth in Schedule 5.15(a) of the ICLK Disclosure Letter pursuant to the first sentence of this Section 5.15(b), free and clear of all Liens (other than Permitted Liens); and (ii) the ICLK Group Companies own or have valid rights to use all other material Intellectual Property that is owned or used by the ICLK Group Companies to conduct the businesses of the ICLK Group Companies as currently conducted.

(c)            (i) Since the Reference Date, neither the ICLK Group Companies nor the conduct of their businesses have infringed, diluted, misappropriated, or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate, the Intellectual Property of any third party in any material respect; and (ii) there is no Legal Proceeding pending, or to the Knowledge of ICLK, threatened in writing, and since the Reference Date, the ICLK Group Companies have not received any written claims (including “cease and desist” letters or invitations to license) (x) alleging the ICLK Group Companies are infringing, misappropriating or otherwise violating any Intellectual Property of any third party; or (y) contesting the use, ownership, registration, scope, validity or enforceability of any ICLK Owned IP.

(d)            (i) Since the Reference Date, to the Knowledge of ICLK, no ICLK Owned IP has been infringed, diluted, misappropriated or otherwise violated, or is being infringed, diluted, misappropriated or otherwise violated by any third party; and (ii) there is no Legal Proceeding pending or threatened in writing, and, since the Reference Date, the ICLK Group Companies have not made any written claims (including “cease and desist” letters or invitations to license) (x) contesting the use, ownership, registration, scope, validity, or enforceability of any Intellectual Property of such Person or (y) alleging that the conduct of any Person is infringing, misappropriating or otherwise violating any ICLK Owned IP.

(e)            All ICLK Registered IP is subsisting, and to the Knowledge of ICLK, valid and enforceable.

(f)            Each current and former employee, consultant, and contractor of an ICLK Group Company who has created or developed any material Intellectual Property for or on behalf of the ICLK Group Companies, or otherwise within the scope of their employment or engagement with the ICLK Group Companies (each such person, an “ICLK Contributor”) have done so pursuant to an agreement that (i) if the ICLK Contributor had access to confidential information, ensures the protection of the confidential information of the ICLK Group Companies and (ii) validly assigns (pursuant to a present-tense assignment) to the ICLK Group Companies all right, title and interest of such ICLK Contributor in all such Intellectual Property that does not vest initially in such entities by operation of law (each, a “ICLK Contributor Agreement”).

(g)            Since the Reference Date, the ICLK Group Companies have taken commercially reasonable steps to protect and maintain (including protecting the confidentiality of) the Personal Information and material Trade Secrets in the possession or under the control of any ICLK Group Company (“ICLK Data”).

(h)            (i) None of the ICLK Group Companies, nor any other Person acting on their behalf, has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any ICLK Code, other than disclosures to ICLK Contributors involved in the development of products or services of the ICLK Group Companies subject to confidentiality obligations to the ICLK Group Companies with respect to such source code; and (ii) neither the execution of this Agreement or any other Transaction Agreements nor the consummation of any of the Transactions will result in any requirement that the ICLK Group Companies deliver, license or disclose the source code of any ICLK Code to any other Person (other than a DWM Group Company).

(i)             None of the ICLK Group Companies has incorporated any Open Source Software in, or used any Open Source Software in connection with, any ICLK Code in a manner that (i) requires the disclosure or distribution of any ICLK Code in source code form, (ii) requires the licensing thereof for the purpose of making derivative works, or (iii) imposes any restriction on the consideration to be charged for the licensing or distribution thereof. The ICLK Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the ICLK Group Companies.

5.16         Data Privacy and Cybersecurity. Except as would not, individually or in the aggregate, be material to the ICLK Group Companies, taken as a whole:

(a)             The ICLK Group Companies are, and since the Reference Date have been, in compliance in all material respects with all ICLK Privacy Requirements and all applicable Privacy Laws.

(b)            (i) Since the Reference Date, the ICLK Group Companies have taken commercially reasonable measures to protect the integrity, continuous operation and physical and electronic security of the ICLK IT Systems (including ICLK Data); (ii) the ICLK IT Systems are functional, operate in a reasonable manner, and are in sufficiently good working condition for the operation of the businesses of the ICLK Group Companies; (iii) the ICLK IT Systems are free of any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could materially disrupt or materially and adversely affect the functionality of the ICLK IT Systems; and (iv) since the Reference Date, there have been no material breaches, outages, misuses or intrusions of any ICLK IT System, nor any loss, theft, compromise or damage of, breach of security with respect to, or unauthorized access to, or rendering unavailable or inaccessible of any ICLK Data Processed by or on behalf of the Group Companies (collectively, “ICLK Security Incidents”);

(c)            The ICLK Group Companies (i) maintain commercially reasonable disaster recovery plans, procedures and facilities sufficient for their businesses; and (ii) have fully remediated all “high” or “critical” and other material threats, risks and deficiencies identified in data security risk assessments, audits and penetration tests performed since the Reference Date by or for the ICLK Group Companies.

(d)            There are no Legal Proceedings, whether from a Governmental Entity or any other Person, pending (or, to the Knowledge of ICLK, threatened in writing) against, any ICLK Group Company alleging a violation of any of the ICLK Privacy Requirements.

5.17         Agreements, Contracts and Commitments.

(a)            Schedule 5.17(a) of the ICLK Disclosure Letter sets forth a true, correct and complete list of each ICLK Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “ICLK Material Contract” of the ICLK Group Companies shall mean each of the following Contracts to which an ICLK Group Company is a party as of the date hereof:

(i)            any Contract or purchase commitment reasonably expected to result in future payments to or by any ICLK Group Company in excess of $500,000 per annum;

(ii)           (x) any Contract with the top 10 customers of the ICLK Group Companies (the “ICLK Material Customers”) as determined by revenue and (y) top 10 suppliers and distributors of the ICLK Group Companies by amounts payables (the “ICLK Material Suppliers”) (all, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business or with professional advisors), in each case during the 12-month period ended on December 31, 2023;

(iii)          any Contract that purports to limit in any material respect (A) the localities in which the ICLK Group Companies’ businesses may be conducted, (B) any ICLK Group Company from engaging in any line of business or (C) any ICLK Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the ICLK Group Companies from soliciting customers or employees;

(iv)          any Contract that is related to the governance or operation of any joint venture or partnership that has involved a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party, other than such Contract solely between or among any of the ICLK Group Companies;

(v)           any Contract for or relating to any borrowing of money by or from any of the ICLK Group Companies in excess of $1,000,000 (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the ICLK Group Companies);

(vi)          any Contract (other than those made in the ordinary course of business): (A) providing for the grant of any rights of refusal, rights of first negotiation, most-favored-nation or similar rights to purchase or lease any asset of the ICLK Group Companies; or (B) providing for any exclusive rights, rights of refusal, rights of first negotiation, most-favored-nation or similar rights to sell or distribute any product or service of any of the ICLK Group Companies;

(vii)         any obligation to register any ICLK Shares or other securities of the ICLK Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. ICLK Group Companies);

(viii)        any Contracts relating to the sale of any operating business of any ICLK Group Company or the acquisition by any ICLK Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, and for which any ICLK Group Company has any material outstanding obligations (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(ix)          any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council;

(x)           any Contract for the use by any of the ICLK Group Companies of any tangible property where the annual lease payments are greater than $250,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material ICLK Real Property Leases”);

(xi)          any material Contract under which any of the ICLK Group Companies: (A) is granted a license, option, covenant not to sue or any right to or under any material Intellectual Property from any third party, other than Incidental Inbound Licenses or licenses for Open Source Software; or (B) grants a license, option, covenant not to sue, or any right to or under any material ICLK Owned IP to any third party, other than non-exclusive licenses granted to contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the ICLK Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the ICLK Group Companies;

(xii)         any Contract involving any resolution or settlement of any actual or threatened Legal Proceeding that is material to the ICLK Group Companies or their businesses or that imposes material non-monetary obligations on an ICLK Group Company, including any material restriction on the use, licensing or registration of any material Intellectual Property (including co-existence agreements);

(xiii)        any Contract relating to the development of material Intellectual Property by, with or for the ICLK Group Companies (other than ICLK Contributor Agreements);

(xiv)        any Contract filed (or which is required to be filed) as an exhibit to ICLK’s most recently filed annual report on Form 20-F as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(xv)         any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons; and

(xvi)        any Contract with Token exchanges, brokers, suppliers or transaction counterparties and any other Person from whom the ICLK Group Companies source Tokens.

(b)            Each ICLK Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable ICLK Group Company party thereto and, to the Knowledge of ICLK, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the applicable ICLK Group Company nor, to the Knowledge of ICLK, any other party thereto, is in material breach of or in default under, and no event has occurred which with notice or lapse of time or both would reasonably be expected to become a material breach of or default under, any ICLK Material Contract, and no party to any ICLK Material Contract has given any written notice of any claim of any such breach, default or event. True, correct and complete copies of all ICLK Material Contracts have been made available to DWM.

5.18         Insurance. Each of the ICLK Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations, employees, officers and directors (collectively, the “ICLK Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the ICLK Insurance Policies are in full force and effect. The coverages provided by such ICLK Insurance Policies are usual and customary in amount and scope for the ICLK Group Companies’ business and operations as currently conducted, and sufficient to comply with any insurance required to be maintained by ICLK Material Contracts. No written notice of cancellation or termination has been received by any ICLK Group Company with respect to any of the effective ICLK Insurance Policies. There is no pending material claim by any ICLK Group Company against any insurance carrier under any of the existing ICLK Insurance Policies for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

5.19         Interested Party Transactions. (a) No officer or director of ICLK or any of their respective immediate family members, or to the Knowledge of ICLK, any employee, officer, director or manager of the ICLK Group Companies or any of their respective immediate family members, is indebted to the ICLK Group Companies for borrowed money, nor are any of the ICLK Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of ICLK, no officer, director, employee, manager or holder of equity or derivative securities of the ICLK Group Companies (each, an “ICLK Insider”) or any member of an ICLK Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any ICLK Material Contract with any of the ICLK Group Companies, in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the ICLK Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of ICLK Shares or other securities of the ICLK Group Companies or such Person’s employment or consulting arrangements with the ICLK Group Companies; or (v) conducted on an arm’s-length basis.

5.20         Information Supplied. The information relating to the ICLK Group Companies to be supplied by or on behalf of ICLK for inclusion or incorporation by reference in the Proxy Statement will not, on the date of filing thereof or the date that it is first mailed to the ICLK shareholders, as applicable, or at the time of the Special Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by ICLK with respect to the information that has been or will be supplied by DWM or any of its Representatives for inclusion in the Proxy Statement or any projections or forecasts included therein.

5.21         Anti-Bribery; Anti-Corruption.

(a)            None of the ICLK Group Companies or any of the ICLK Group Companies’ respective directors, officers, or employees has, directly or indirectly, in each case of (a) through (e), in violation of any Legal Requirement: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; or (f) violated, conspired to violate, or aided and abetted the violation of Anti-Money Laundering and Anti-Corruption Laws.

(b)            None of the ICLK Group Companies or any of the ICLK Group Companies’ respective directors, officers or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees (i) is or has been the subject of an undisclosed claim or allegation relating to (A) any potential violation of any Anti-Money Laundering and Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to an official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Money Laundering and Anti-Corruption Law. ICLK Group Companies have established, implemented, and maintained policies, procedures, and a system or systems of internal controls reasonably designed to ensure compliance with the Anti-Money Laundering and Anti-Corruption Laws.

5.22         International Trade; Sanctions.

(a)            Each of the ICLK Group Companies, the ICLK Group Companies’ respective directors, officers and employees and, to the Knowledge of ICLK, any other Persons acting on their behalf, in connection with the operation of the business of the ICLK Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws; (b) have obtained all necessary Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of ICLK, threatened claims or requests for information by a Governmental Entity regarding, and have not made any disclosures to any Governmental Entity with respect to, their compliance with any applicable Customs & International Trade Laws. The ICLK Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Customs & International Trade Laws.

(b)            None of the ICLK Group Companies or any of the ICLK Group Companies’ respective directors, officers or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees or any other Persons acting on their behalf is or has been, a Sanctioned Person. For the past five years, each of the ICLK Group Companies and the ICLK Group Companies’ respective directors, officers, employees and Affiliates and, to the Knowledge of ICLK, any other Persons acting on their behalf have, in connection with the operation of the business of the ICLK Group Companies, been in material compliance with all applicable Sanctions. For the past five years, the ICLK Group Companies and the ICLK Group Companies’ respective directors, officers or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees have not, and are not, in connection with the operation of the business of the ICLK Group Companies, engaged in any business activities, transactions, or other dealings, directly or indirectly, with or for the benefit of any Sanctioned Person or Sanctioned Country in violation of Sanctions. For the past five years, (i) no Governmental Entity has initiated any investigation, inquiry, action or enforcement proceeding or has imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the ICLK Group Companies or any of their respective directors, officers, or, to the Knowledge of ICLK, any of the ICLK Group Companies’ respective employees, controlled Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or, to the Knowledge of ICLK, threatened claims or requests for information by a Governmental Entity received by an ICLK Group Company with respect to compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The ICLK Group Companies have in place controls and systems reasonably designed to ensure compliance with applicable Sanctions.

5.23         ICLK Listing. There is no action or proceeding pending or, to the Knowledge of ICLK, threatened in writing against ICLK by Nasdaq or the SEC with respect to any ICLK Shares or to terminate the listing of ICLK on Nasdaq. None of ICLK or any of its Affiliates has taken any action in an attempt to terminate the registration of the ICLK Shares under the Exchange Act. Except as disclosed in Schedule 5.23 of ICLK Disclosure Letter, ICLK has not received any written or oral deficiency notice from Nasdaq relating to the continued listing requirements of the ICLK Shares.

5.24         Disposal of Certain Business. The Enterprise Solutions Disposal and the Marketing Solutions Disposal have been consummated in compliance with all applicable Legal Requirements (including but not limited to any requirements to file with the China Securities Regulatory Commission pursuant to the applicable Legal Requirements). All Approvals required to implement the Enterprise Solutions Disposal and the Marketing Solutions Disposal has been obtained prior to the consummation thereof.

5.25         Disclaimer of Other Warranties. EACH ICLK PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF DWM, THE DWM GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE SUBSIDIARIES, AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY ICLK PARTY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY OF DWM OR THE DWM GROUP COMPANIES, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF DWM, THE DWM GROUP COMPANIES NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY DWM IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NEITHER DWM, NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO ANY ICLK PARTY OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO ANY ICLK PARTY OR ITS AFFILIATES OR REPRESENTATIVES OR SUCH OTHER PERSON BY OR ON BEHALF OF DWM IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO DWM, ANY DWM GROUP COMPANY, AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN EXPRESSLY SET FORTH IN THE TRANSACTION AGREEMENTS. EACH ICLK PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH ICLK PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE DWM GROUP COMPANIES, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH ICLK PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF DWM EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.25, CLAIMS AGAINST DWM, ANY DWM GROUP COMPANY OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

Article VI
CONDUCT PRIOR TO THE CLOSING

6.1          Conduct of Business by DWM Group Companies. Except (a) as expressly contemplated by this Agreement or any other Transaction Agreements (including as contemplated by the DWM Asset Restructuring and the DWM Capital Restructuring, each in a manner in accordance with the terms of this Agreement), (b) as required by applicable Legal Requirements, (c) as requested by or consented to in writing by ICLK (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) as set forth in Schedule 6.1 of the DWM Disclosure Letter, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, DWM (x) shall, and shall cause each of the DWM Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, (y) shall not, and shall cause each of the DWM Group Companies not to:

(a)            (I) increase the maximum aggregate number of DWM Shares which may be issued pursuant to any DWM Share Plan as of the date hereof or otherwise amend any DWM Share Plan, (II) without prior written notification to ICLK, hire or terminate any employee, or, (III) except as otherwise required by any DWM Employee Benefit Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase in any manner the compensation or benefits payable, or to become payable to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 20% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business, (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative) consistent with past practice, (C) increases of compensation for employees who change jobs, (D) increases of compensation to reflect market adjustments on the basis of objective data and (E) increases of compensation to adjust for gender equity as needed; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, DWM Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted a DWM Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any DWM Employee Benefit Plan or otherwise; or (v) grant any equity or equity-based compensation awards;

(b)            (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the DWM Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the DWM Group Companies) any DWM Owned IP material to the DWM Group Companies; (ii) subject any DWM Owned IP material to the DWM Group Companies to a Lien (other than Permitted Liens); (iii) abandon, let lapse or fail to maintain or renew any DWM Registered IP (other than DWM Registered IP that (x) in the reasonable business judgment of the DWM Group Companies, is not material to the DWM Group Companies or (y) is expiring at the end of its natural statutory term) or (iv) subject or agree to subject any DWM Code material to the DWM Group Companies to the terms of any Open Source Software license and engage in any activities described in Section 4.16(i)(i)-(iii) with respect to such material DWM Code;

(c)            except for transactions solely among the DWM Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital, or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, share capital or any other equity interests, as applicable, in any DWM Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such DWM Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, share capital or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such share capital), as applicable, in any DWM Group Company;

(d)            amend its Governing Documents;

(e)            except in the ordinary course of business: (i) merge, consolidate or combine any DWM Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $1,000,000;

(f)            voluntarily dispose of or amend any DWM Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the DWM Group Companies, individually or in the aggregate;

(g)            other than with respect to the DWM Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the DWM Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h)            (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the DWM Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of 500,000 (including, for the avoidance of doubt, drawdowns under credit facilities of any of the DWM Group Companies in effect as of the date hereof), other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any DWM Group Companies that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the DWM Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the DWM Group Companies other than ordinary course compromises of amounts owed to the DWM Group Companies by their respective customers;

(i)             compromise, settle or agree to settle any Legal Proceeding involving payments by any DWM Group Company of $500,000 or more, or that imposes any material non-monetary obligations on a DWM Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case other than those disclosed on Schedule 4.10 of the DWM Disclosure Letter (provided, that, DWM shall promptly notify ICLK of any settlement or agreement to settlement of any Legal Proceeding involving any DWM Group Company);

(j)             except in the ordinary course of business or as would not reasonably be expected to be material to the DWM Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable DWM Group Company or terminate any DWM Material Contract; (B) enter into any Contract that would have been a DWM Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any DWM Material Contract (other than assignments among the DWM Group Companies);

(k)            except as required by DWM Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l)             make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m)           authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any DWM Group Company;

(n)            subject to Section 6.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than DWM Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the DWM Group Companies, and (iii) employment arrangements entered into in the ordinary course;

(o)            engage in any material new line of business;

(p)            amend any provision of its privacy policies in any material respect or in any manner adverse to any of the DWM Group Companies (other than changes required to conform to applicable Privacy Laws); or

(q)            agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.1 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any DWM Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any DWM Group Company from paying any DWM Transaction Costs, in each case, prior to the Closing.

6.2           Conduct of Business by the ICLK Group Companies. Except (a) as expressly contemplated by this Agreement or any other Transaction Agreements, (b) as required by applicable Legal Requirements, (c) as requested by or consented to in writing by DWM (which consent shall not be unreasonably withheld, delayed or conditioned), or (d) as set forth in Schedule 6.2 of the ICLK Disclosure Letter, during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.1, ICLK (x) shall, and shall cause each of the ICLK Group Companies to, conduct its business in the ordinary course of business consistent with past practice and in accordance with applicable Legal Requirements, (y) shall not, and shall cause each of the ICLK Group Companies not to:

(a)            (I) increase the maximum aggregate number of ICLK Ordinary Shares which may be issued pursuant to any ICLK Share Plan as of the date hereof or otherwise amend any ICLK Share Plan, (II) without prior written notification to DWM, hire or terminate any employee, or, (III) except as otherwise required by any ICLK Share Plan as in effect on the date hereof or applicable Legal Requirements: (i) increase the total compensation, bonuses and benefits payable, or to become payable to, current and former employee, director and independent contractor by more than 10% in the aggregate as compared to that of the most recent fiscal year; (ii) grant or pay any severance or change in control pay or benefits to, or otherwise increase the severance or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business; (iii) establish, adopt, enter into, amend or terminate any collective bargaining agreement, ICLK Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an ICLK Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any ICLK Employee Benefit Plan or otherwise; or, (v) grant any equity or equity-based compensation awards other than as permitted under the ICLK Share Plan;

(b)            (i) transfer, sell, assign, license (other than non-exclusive licenses granted to employees, contractors, suppliers, vendors, distributors or customers in the ordinary course of business in object code form, for the use by such customers of the ICLK Group Companies’ products or services or the provision of services by such contractors, suppliers, vendors, or distributors to the ICLK Group Companies) any ICLK Owned IP; (ii) subject any ICLK Owned IP to a Lien (other than Permitted Liens); (iii) abandon, let lapse or fail to maintain or renew any ICLK Owned IP (other than ICLK Owned IP that, in the reasonable business judgment of the ICLK Group Companies, is not material to the ICLK Group Companies) or (iv) subject or agree to subject any ICLK Code to the terms of any Open Source Software license;

(c)            except for transactions solely among the ICLK Group Companies wholly owned by ICLK directly or indirectly, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or otherwise, or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, or reorganization, recapitalization, exchange of shares or other like change with respect to any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any ICLK Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any ICLK Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such ICLK Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement); or (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock), as applicable, in any ICLK Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any ICLK Share Plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with such ICLK Group Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement);

(d)            amend its Governing Documents;

(e)            except in the ordinary course of business: (i) merge, consolidate or combine any ICLK Group Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, to the extent the aggregate transaction value of such investments and acquisitions exceeds $1,000,000;

(f)            voluntarily dispose of or amend any ICLK Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the ICLK Group Companies, individually or in the aggregate;

(g)            other than with respect to the ICLK Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of assets or properties material to the ICLK Group Companies, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h)            (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the ICLK Group Companies and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of $500,000 (including, for the avoidance of doubt, drawdowns under credit facilities of any of the ICLK Group Companies in effect as of the date hereof ), other than such Indebtedness incurred in the ordinary course of business and guarantees of any Indebtedness of any ICLK Group Companies wholly owned by ICLK directly or indirectly that does not and will not reasonably be expected to result in or give rise to any rights of consent, termination, amendment, acceleration (including any forced repurchase or put right) or cancellation by any Person in connection with the Transactions; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the ICLK Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the ICLK Group Companies other than ordinary course compromises of amounts owed to the ICLK Group Companies by their respective customers;

(i)            compromise, settle or agree to settle any Legal Proceeding involving payments by any ICLK Group Company of $500,000 or more, or that imposes any material non-monetary obligations on an ICLK Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), in each case other than those disclosed on Schedule 5.9 of the ICLK Disclosure Letter (provided, that, ICLK shall promptly notify DWM of any settlement or agreement to settlement of any Legal Proceeding involving any ICLK Group Company);

(j)            except in the ordinary course of business or as would not reasonably be expected to be material to the ICLK Group Companies, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable ICLK Group Company or terminate any ICLK Material Contract; (B) enter into any Contract that would have been an ICLK Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any ICLK Material Contract (other than assignments among the ICLK Group Companies);

(k)            except as required by ICLK Accounting Principles (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l)             make, change or revoke any material Tax election, change (or request to change) any material method of accounting for Tax purposes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material refund of Taxes, consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or enter into any Tax indemnity, Tax sharing or Tax allocation agreement (other than commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes);

(m)           authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of any ICLK Group Company;

(n)            subject to Section 6.2(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates (other than ICLK Group Companies wholly owned by ICLK directly or indirectly), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the ICLK Group Companies, and (iii) employment arrangements entered into in the ordinary course;

(o)           engage in any material new line of business;

(p)            amend any provision of its privacy policies in any material respect or in any manner adverse to any of the ICLK Group Companies (other than changes required to conform to applicable Privacy Laws);

(q)            convert into RMB any cash held by the ICLK Group Companies in USD or any currency other than RMB, except for such conversion in the ordinary course of business consistent with past practices or for purposes of repaying Indebtedness repayable in RMB but in each case only to the extent necessary; or

(r)            agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions.

Notwithstanding anything in this Section 6.2 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give any other Party, directly or indirectly, the right to control or direct the operations of any ICLK Group Company and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any ICLK Group Company from paying any ICLK Transaction Costs, in each case, prior to the Closing.

6.3            Requests for Consent.

(a)            Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that an email from a Principal Party (the “Requesting Principal Party”) to one or more Designated Persons of each of the other Principal Party (the “Receiving Principal Party”) specifically requesting consent under Section 6.1 (if the Requesting Principal Party is DWM) or Section 6.2 (if the Requesting Principal Party is ICLK), as applicable, in each case with a subject line clearly identifying such email as an email intended to seek consent under the applicable Section, shall constitute a valid request by the Requesting Principal Party to the Receiving Principal Party for all purposes under this Article VI. “Designated Persons” shall mean, (i) with respect to DWM, the individuals set forth on Schedule 6.3(a) of the DWM Disclosure Letter or such other individuals DWM designated by written notice to ICLK in writing pursuant to Section 11.1 and (ii) with respect to ICLK, the individuals set forth on Schedule 6.3(a) of the ICLK Disclosure Letter or such other individuals ICLK designated by written notice to DWM writing pursuant to Section 11.1.

(b)            If, within five (5) Business Days of delivery by the Requesting Principal Party of a valid request pursuant to Section 6.3(a), the Receiving Principal Party does not respond and object, then the Requesting Principal Party shall be deemed to have obtained a valid consent from the Receiving Principal Party for all purposes under this Article VI.

Article VII
ADDITIONAL AGREEMENTS

7.1           Proxy Statement; Special Meeting; Shareholder Approvals.

(a)            Proxy Statement.

(i)            As promptly as practicable following the execution and delivery of this Agreement (and in any event no later than December 31, 2024, subject to the timely provision by DWM and its Affiliates of requisite information, materials and comment, including the requisite financial statements (including relevant pro forma financial information), in each case in relation to DWM Group Companies), ICLK shall, in accordance with this Section 7.1(a), prepare and furnish with the SEC a proxy statement of ICLK (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from holders of ICLK Class A Shares and ICLK Class B Shares to vote at the Special Meeting (as defined below) in favor of: (1) the approval and adoption of this Agreement and the Transactions contemplated under this Agreement (including the Merger); (2) the adoption of the ICLK A&R MAA (and the increase and re-designation of share capital and the change of name contemplated by Section 2.1(c) above); and (3) any other proposals the Parties agree as necessary or desirable to consummate the Transactions including with respect to any variation of class rights to be considered by class vote of the holders of the ICLK Class B Shares (collectively, the “ICLK Shareholder Matters”). Without the prior written consent of DWM (such consent not to be unreasonably withheld, conditioned or delayed), the ICLK Shareholder Matters shall be the only matters (other than procedural matters) which ICLK shall propose to be acted on by ICLK’s shareholders at the Special Meeting. ICLK shall ensure that the Proxy Statement complies to form and substance with the applicable Legal Requirements. ICLK shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of ICLK pursuant to Section 7.1(b), as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).

(ii)           In the preparation of the Proxy Statement, ICLK will make available to DWM drafts of the Proxy Statement and any other documents to be filed or furnished with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide DWM with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. In relation to the Transaction, ICLK shall not file or furnish any such documents with, or respond to any comments or requests from, the SEC without the prior written consent of DWM (such consent not to be unreasonably withheld, conditioned or delayed). ICLK will advise DWM promptly (and in any event within one (1) Business Day) after it receives notice thereof, of: (A) the time when the Proxy Statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the Proxy Statement; and (C) requests by the SEC for additional information relating to the Proxy Statement, in each case of (A), (B) and (C), together with a copy of the Proxy Statement, supplement or amendment thereto, or such request, as applicable.

(iii)           If, at any time prior to the Special Meeting, ICLK discovers any information (or, pursuant to the next sentence, is informed by DWM that it has discovered any information) that should be set forth in an amendment or supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, ICLK shall promptly file an amendment or supplement to the Proxy Statement describing or correcting such information such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and, to the extent required by applicable Legal Requirements, disseminate such amendment or supplement to the ICLK Shareholders. If, at any time prior to the Closing, DWM discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform ICLK of such information, event or circumstance.

(iv)           ICLK shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. DWM agrees to use reasonable best efforts to timely provide ICLK with all information in its possession concerning (a) the business, management, operations and financial condition of itself and its Subsidiaries and (b) officers, directors, employees, shareholders, and other equityholders and such other matters, in each case, reasonably requested by ICLK for inclusion in the Proxy Statement. Each Principal Party shall cause the directors, officers and employees of itself or its Subsidiaries to be reasonably available to ICLK and its counsel, auditors and other advisors in connection with the drafting of the Proxy Statement.

(b)            ICLK shall, as promptly as practicable following the Proxy Filing Date, establish a record date (which date shall be agreed with DWM) for, duly call and give notice of an extraordinary general meeting of ICLK’s shareholders which will include a class vote of the shareholders of the ICLK Class B Shares (the “Special Meeting”). ICLK shall convene and hold the Special Meeting for the purpose of obtaining the approval of the ICLK Shareholder Matters, which meeting shall be held not more than thirty-five (35) days after the date on which ICLK mails the Proxy Statement to its shareholders. ICLK shall use reasonable best efforts to obtain the approval of the ICLK Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the ICLK Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, ICLK shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of DWM, ICLK shall) postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of ICLK has determined in good faith is required by applicable Legal Requirements is disclosed to ICLK’s shareholders and for such supplement or amendment to be promptly disseminated to ICLK’s shareholders with sufficient time prior to the Special Meeting for ICLK’s shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient ICLK Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the ICLK Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of DWM (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall ICLK postpone or adjourn the Special Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall ICLK be permitted to postpone or adjourn the Special Meeting more than three times or reconvene the Special Meeting on a date that is later than fifteen (15) Business Days prior to the Outside Date.

(c)            Subject to the proviso in the immediately following sentence, ICLK shall include the ICLK Board Recommendation in the Proxy Statement. The board of directors of ICLK shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the ICLK Board Recommendation (a “Change in Recommendation”); provided, however, that the board of directors of ICLK may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the board of directors of its fiduciary obligations to ICLK’s shareholders under applicable Legal Requirements. ICLK agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the ICLK Shareholder Matters shall not be affected by any Change in Recommendation, and ICLK agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by Section 7.1(b), regardless of whether or not there shall have occurred any Change in Recommendation.

7.2           Listing Application; Listing.

(a)            In connection with the Merger, ICLK shall submit an initial listing application for the ADSs representing the New Class A Shares to be approved for listing on Nasdaq. DWM shall cooperate and shall procure that its Representatives cooperate with ICLK in a timely manner as reasonably requested by ICLK in connection with the application for such listing (the “Listing Application”) to be submitted to Nasdaq in accordance with applicable Legal Requirements or Nasdaq requirements in connection with the Transactions, including furnishing to ICLK and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the Listing Application. In furtherance of the foregoing, DWM hereby consents to deliver to ICLK such financial statements as may be required by law or Nasdaq rules and regulations to be included the Listing Application.

(b)            From the date hereof through the Closing, ICLK shall ensure that ICLK remains listed as a public company on Nasdaq, in compliance with any applicable Nasdaq rules and regulations, and that the ADSs remain listed on Nasdaq.

(c)            From the date hereof through the Closing, ICLK shall keep current and timely file all reports or information required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Legal Requirements.

7.3           Certain Regulatory Matters.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to, in the case of DWM, submit, make or obtain, as applicable, the DWM Required Regulatory Approvals, and, in the case of the ICLK Parties, submit, make or obtain, as applicable, the ICLK Required Regulatory Approvals, and use its reasonable best efforts to assist and cooperate with the other Parties in the foregoing efforts.

(b)            With respect to all approvals, authorizations, consents, orders, filings, registrations or notifications under applicable Legal Requirements (including those relating to competition, merger control, antitrust and foreign investment (including national security in relation to foreign investment)) in connection with the execution, delivery and performance of the Transaction Documents and the Transactions contemplated thereunder, including the ICLK Required Regulatory Approvals and the DWM Required Regulatory Approvals, each Party shall, subject to applicable Legal Requirements including applicable confidentiality obligations, use reasonable endeavours to, (i) timely furnish to such other Party such necessary information and reasonable assistance as such other Party may reasonably request in connection with its preparation of, application for, or carrying out of (as the case may be), any such approval, authorization, consent, order, filing, registration or notification and (ii) keep the other Party timely and reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any such approval, authorization, consent, order, filing, registration or notification (or the status thereof, as the case may be), including the ICLK Required Regulatory Approval or the DWM Required Regulatory Approval, as applicable.

(c)            Notwithstanding the foregoing, nothing in this Agreement shall require, or be construed to require, DWM or ICLK or any of their respective Affiliates, as the case may be, to accept any conditions, restrictions, undertakings or commitments imposed by a competent Governmental Entity, whether such conditions, undertakings or commitments are financial, behavioral or otherwise in nature, in connection with any DWM Required Regulatory Approval or ICLK Required Regulatory Approval, as applicable, except for such conditions, restrictions, undertakings or commitments that would not have a material adverse effect on the ability of such Person to continue to conduct its business following the Closing substantially in the manner conducted in the 12-month period prior to the date hereof.

(d)            The Parties shall reasonably consult with each other promptly and prior to incurring any fees, costs or expenses (including any Regulatory Filing Fees) in connection with any approvals, authorizations, consents, orders, filings, registrations or notifications under the applicable Legal Requirements in connection with the execution, delivery and performance of the Transaction Documents and the Transactions contemplated thereunder, and shall consider the other Parties’ comments as to the reasonableness of the amount of such fees, costs or expenses in good faith, and shall, upon request by such other Party(ies), provide reasonable relevant supporting documentation evidencing such fees, costs or expenses which would be incurred.

7.4           Other Filings; Press Release.

(a)            As promptly as practicable after execution of this Agreement, ICLK will prepare and file a report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be agreed in advance in writing by the Principal Parties.

(b)            Any press release announcing the execution of this Agreement issued by any Principal Party or its Affiliates shall be subject to the reasonable approval of the other Principal Party.

7.5            Confidentiality; Communications Plan; Access to Information.

(a)            Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. With respect to each Party, such confidentiality obligations will not apply to: (i) information which was known to such Party or its Representatives prior to their receipt of such information from the another Party hereto; (ii) information which is or becomes generally known to the public without breach by such Party of this Agreement or an existing obligation of confidentiality; (iii) information acquired by such Party or its Representative from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by ICLK (with respect to the non-public information of an ICLK Party) or DWM (with respect to the non-public information of DWM). Notwithstanding anything to the contrary, this Section 7.5(a) shall terminate and be of no further force or effect upon the Closing.

(b)            The Principal Parties shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Principal Parties (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements or stock exchange rules, in which case (other than routine disclosures to Governmental Entities in the ordinary course of business) the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and subject to the Legal Requirements or stock exchange rules, as applicable, such public announcement or public communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) (x) internal announcements to employees of a Principal Party or (y) communications to banks, customers or suppliers of a Principal Party, in each case, as such Principal Party determines to be reasonably appropriate in good faith; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.5(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; provided that in the case of clause (iii), such announcement or other communication shall be made in accordance with the communication plan agreed upon by the Parties pursuant to the first sentence of this Section 7.5(b).

(c)            DWM will afford ICLK and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of the DWM Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the DWM Group Companies, as ICLK may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such DWM Group Companies. ICLK will afford DWM and its Representatives reasonable access during normal business hours, upon reasonable advance written notice, to the properties, books, records and personnel of ICLK Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of ICLK Group Companies, as DWM may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of ICLK Group Companies. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or, (ii) violate any Contract to which such Party is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).

7.6           Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (b) the obtaining of all necessary waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings with Governmental Entities, and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding against this Agreement or any of the Transactions contemplated by this Agreement; (c) in the case of DWM, the obtaining of all consents, approvals or waivers from, and the notification to, as applicable, third parties set forth on Schedule 7.6(c) of the DWM Disclosure Letter; (d) in the case of the ICLK Parties, the obtaining of all consents, approvals or waivers from, and the notification to, as applicable, third parties set forth on Schedule 7.6(d) of the ICLK Disclosure Letter; (e) the defending of any Legal Proceeding challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions.

7.7           Certain Deliverables. No later than the Closing, DWM shall cause AB or a designee of AB with financial capacity to ICLK’s reasonable satisfaction (other than any DWM Group Company) to provide a binding undertaking as described on Schedule 7.7 of the DWM Disclosure Letter reasonably satisfactory to the ICLK Parties.

7.8            Disclosure of Certain Matters. Each Party hereto will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; (ii) would require any amendment or supplement to the Proxy Statement; or (b) the receipt of written notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.9           No Solicitation.

(a)            During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, DWM shall not, and shall cause its Affiliates not to, and shall direct DWM’s and its Affiliates’ respective employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than pursuant to the DWM Asset Restructuring, the DWM Capital Restructuring and/or as otherwise contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of any material portion of the ownership interests and/or assets of any of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring), recapitalization of any of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring) or similar transaction involving any of the DWM Group Companies (assuming the completion of the DWM Asset Restructuring) (each, a “DWM Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a DWM Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding a DWM Business Combination. DWM shall, and shall cause its Affiliates to, and shall cause DWM’s and its Affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any DWM Business Combination.

(b)            During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, each ICLK Party shall not, and shall cause their respective Affiliates not to, and shall direct each ICLK Party’s and their Affiliates’ respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Parties hereto and their respective Representatives) concerning any merger, consolidation, sale of ownership interests or assets of the ICLK Group Companies, recapitalization of any of the ICLK Group Companies or similar transaction involving any of the ICLK Group Companies (each, an “ICLK Business Combination”); (ii) enter into any Contract regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to an ICLK Business Combination; or (iii) commence, continue, renew or respond to any due diligence investigation regarding an ICLK Business Combination. Each ICLK Party shall, and shall cause its Affiliates to, and shall cause each ICLK Party’s and their Affiliates’ respective Representatives to, immediately cease any and all existing discussions, negotiations or other engagement with any Person with respect to any ICLK Business Combination.

(c)            Each Party shall promptly (and in no event later than 48 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a DWM Business Combination or an ICLK Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If any Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a DWM Business Combination or an ICLK Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a DWM Business Combination or an ICLK Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a DWM Business Combination or an ICLK Business Combination, as applicable.

7.10         Director and Officer Indemnification and Insurance.

(a)            DWM Group Companies.

(i)            ICLK agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any DWM Group Company (each, together with such person’s heirs, executors or administrators, a “DWM D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, ICLK shall cause each DWM Group Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of its Governing Documents as in effect immediately prior to the Closing Date, and ICLK shall, and shall cause the DWM Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any DWM D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii)            Prior to the Closing, DWM shall use its commercially reasonable efforts to obtain a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “DWM D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time, covering each such Person that is a director or officer of a DWM Group Company currently covered by DWM’s and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage and amounts as commercially practicable under market conditions at such time. Where applicable, ICLK shall, and shall cause the Surviving Sub to, maintain the DWM D&O Tail in full force and effect for their full terms and cause all obligations thereunder to be honored by the DWM Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(a)(ii).

(iii)            The rights of each DWM D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any DWM Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of ICLK and the DWM Group Companies under this Section 7.10(a) shall not be terminated or modified in such a manner as to adversely affect any DWM D&O Indemnified Party without the consent of such DWM D&O Indemnified Party. The provisions of this Section 7.10(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the DWM D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(a).

(iv)            If ICLK or, after the Closing, any DWM Group Company, or any of their respective successors or assigns: (x) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (y) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of ICLK or such DWM Group Company, as applicable, assume the obligations set forth in this Section 7.10(a).

(b)            ICLK.

(i)            ICLK agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of ICLK (each, together with such person’s heirs, executors or administrators, an “ICLK D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, ICLK shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of ICLK’s Governing Documents as in effect immediately after the Closing Date, and ICLK shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any ICLK D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii)            Prior to the Closing, ICLK shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “ICLK D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of ICLK currently covered by the ICLK and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement (or as commercially practicable under market conditions at such time). The ICLK D&O Tail shall be maintained for the six-year period following the Closing. ICLK shall maintain the ICLK D&O Tail in full force and effect for its full term and honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.10(b)(ii).

(iii)            The rights of each ICLK D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of ICLK, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of ICLK under this Section 7.10(b) shall not be terminated or modified in such a manner as to adversely affect any ICLK D&O Indemnified Party without the consent of such ICLK D&O Indemnified Party. The provisions of this Section 7.10(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the ICLK D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.10(b).

(iv)            If ICLK or any of their respective successors or assigns: (x) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (y) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of ICLK assume the obligations set forth in this Section 7.10(b).

7.11         Tax Matters.

(a)            Notwithstanding anything in this Agreement to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable by a Party hereto in connection with or by reason of the execution of this Agreement and the Transactions contemplated under this Agreement (but excluding the other Transaction Agreements) (collectively, “Transfer Taxes”) shall be borne and paid by ICLK, provided that, for the avoidance of doubt, ICLK shall not bear and pay/reimburse the Transfer Taxes of DWM (including those in connection with the DWM Asset Restructuring or the DWM Capital Restructuring) in the event that the Closing does not occur. The party required by applicable Legal Requirement shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Parties shall reasonably cooperate with respect thereto as necessary).

(b)            ICLK shall procure that Optimix Media Asia Limited to comply with its obligations in accordance with applicable Legal Requirements under (i) Section 6.2(d) (Tax Filing) of the share purchase agreement, dated July 19, 2024, by and among Tetris Media Limited, Optimix Media Asia Limited and BeihaiOne Limited and (ii) Section 6.2(d) (Tax Filing) of the share purchase agreement, dated as of September 11, 2024, by and among Digital Marketing Group Limited, Optimix Media Asia Limited and SiAct Inc.

7.12         Board of Directors; Officer.

(a)            ICLK shall take all necessary action prior to the Effective Time such that (i) each director of ICLK in office immediately prior to the Effective Time shall cease to be a director immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the Effective Time) and (ii) the ICLK Board, immediately after the Effective Time, shall consist of no more than seven (7) directors (each, an “ICLK Director”), all of which will be designated in writing by DWM at least ten (10) Business Days prior to the Closing, including one director designated by DWM as the chairman of the ICLK Board.

(b)            Each ICLK Director shall have one (1) vote.

(c)            The parties acknowledge that so long as ICLK remains a public reporting company, the ICLK Board will continue to satisfy applicable securities laws and the Nasdaq rules, including maintaining an independent audit committee. ICLK shall enter into an indemnification agreement with each member of the ICLK Board, on a form to be determined by DWM in good faith, within fifteen (15) days of the appointment of the applicable members of the ICLK Board.

(d)            ICLK shall take all necessary action prior to the Effective Time such that (i) each officer of ICLK in office immediately prior to the Effective Time shall cease to be an officer immediately following the Effective Time and (ii) such individuals designated in writing by DWM at least ten (10) Business Days prior to the Closing be appointed the officers of ICLK as of the Effective Time until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed; provided that, each of the person identified on Schedule 7.12(d) of the ICLK Disclosure Letter shall be offered an opportunity to remain employed by the applicable ICLK Group Company from the Effective Time to the first anniversary of the Effective Time, on terms no less favorable than the terms of his or her employment immediately prior to the Effective Time.

(e)            The Parties acknowledge that prior to the Effective Time, the directors of ICLK as identified on Schedule 7.12(e) of the ICLK Disclosure Schedule are not expected to be involved in the decision-making of any matters relating to the operations and management of the Target Operations after the Effective Time.

7.13         DWM Asset Restructuring.

(a)            DWM shall, and shall cause its Affiliates to, complete the DWM Asset Restructuring pursuant to the DWM Asset Restructuring plan attached hereto as Schedule 1 (including any subsequent modification or variation agreed by ICLK in writing, the “DWM Asset Restructuring Plan”) in accordance with the terms and conditions (including as to timing) therein and in compliance with applicable Legal Requirements.

(b)            DWM shall keep ICLK reasonably informed of the status and progress of the DWM Asset Restructuring in all material respects (including any potential material obstacles or delays).

(c)            Prior to the completion of the DWM Asset Restructuring, DWM shall cause WFTL to service, perform its obligations and exercise its rights under the WFTL Assigned Contracts in the ordinary course of business consistent with past practices, and shall use commercially reasonable efforts to maintain the client relationship under the WFLT Assigned Contracts in the ordinary course of business consistent with past practices.

7.14         Financial Requirement

(a)            Within ten (10) Business Days after December 31, 2024 (or such other date as agreed by ICLK and DWM), DWM shall deliver to ICLK the calculation of the DWM Cash Level as of December 31, 2024 (the “DWM Cash Level Calculation”), accompanied by reasonable relevant supporting documentation used by DWM in calculating such estimated amounts of the DWM Cash Level, together with a certificate of the highest ranking financial officer of DWM certifying that such calculation has been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. ICLK and its Representatives shall have a reasonable opportunity to review and to discuss with DWM and its Representatives the documentation provided pursuant to this Section 7.14(a) and any relevant books and records of the DWM Group Companies. DWM and its Representatives shall reasonably assist ICLK and its Representatives in its review of such documentation. ICLK and Merger Sub will be entitled (but not obligated) to rely in all respects upon the DWM Cash Level Calculation.

(b)            Within ten (10) Business Days after December 31, 2024 (or such other date as agreed by ICLK and DWM), ICLK shall deliver to DWM the calculation of the ICLK Cash Level as of December 31, 2024 (the “ICLK Cash Level Calculation”), accompanied by reasonable relevant supporting documentation used by ICLK in calculating such estimated amounts of the ICLK Cash Level , together with a certificate of the highest ranking financial officer of ICLK certifying that such calculation has been prepared in good faith and in accordance with this Agreement and the other Transaction Agreements. DWM and its Representatives shall have a reasonable opportunity to review and to discuss with ICLK and its Representatives the documentation provided pursuant to this Section 7.14(b) and any relevant books and records of the ICLK Group Companies. ICLK and its Representatives shall reasonably assist DWM and its Representatives in its review of such documentation. DWM will be entitled (but not obligated) to rely in all respects upon the ICLK Cash Level Calculation.

Article VIII
CONDITIONS TO THE TRANSACTION

8.1           Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing:

(a)            At the Special Meeting (including any adjournments thereof), the ICLK Shareholder Approval shall have been obtained and shall remain in full force and effect.

(b)            The DWM Required Regulatory Approvals and ICLK Required Regulatory Approvals shall have been made or obtained, as applicable, and remain effective.

(c)            No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions contemplated under this Agreement shall be in effect.

(d)            Nasdaq approval of the Listing Application submitted by ICLK shall have been obtained.

(e)            No general suspension or material limitation of trading in the ADSs has been imposed or threatened by the SEC or Nasdaq.

(f)            The ICLK Board shall consist of up to seven (7) directors designated by DWM immediately after the Effective Time.

8.2           Additional Conditions to Obligations of DWM. The obligations of DWM to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by DWM:

(a)            (i) The Fundamental Representations of each ICLK Party shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “ICLK Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have an ICLK Material Adverse Effect.

(b)            Each ICLK Party shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c)            No ICLK Material Adverse Effect shall have occurred since the date of this Agreement.

(d)            The Financial Requirement with respect to ICLK is satisfied.

(e)            ICLK shall have delivered to DWM a certificate, signed by a duly authorized officer of ICLK and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) through Section 8.2(d).

(f)            The memorandum and articles of association of ICLK shall have been amended and restated in its entirety in the form of the ICLK A&R MAA and the ICLK Class B Share Conversion shall have occurred in connection therewith.

8.3           Additional Conditions to the Obligations of ICLK. The obligations of the ICLK Parties to consummate and effect the Merger and the other Transactions contemplated under this Agreement shall be subject to the satisfaction of each of the following conditions as of the Closing, any of which may be waived, in writing, exclusively by ICLK:

(a)            (i) The Fundamental Representations of DWM shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); and (ii) all other representations and warranties set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “DWM Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a DWM Material Adverse Effect.

(b)            DWM shall have performed or complied with all agreements and covenants required by this Agreement and the other Transaction Agreements to be performed or complied with by it on or prior to the Closing Date, in each case in all material respects.

(c)            No DWM Material Adverse Effect shall have occurred since the date of this Agreement.

(d)            The DWM Asset Restructuring shall have been completed pursuant to the terms hereof.

(e)            The Financial Requirement with respect to DWM is satisfied.

(f)            DWM shall have delivered to ICLK a certificate, signed by a duly authorized officer of DWM and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a) through Section 8.3(e).

(g)            DWM shall have satisfied its obligations under Section 7.7.

Article IX
TERMINATION

9.1           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written agreement of the Principal Parties at any time;

(b)            by any Principal Party if the Closing shall not have occurred by June 30, 2025 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Principal Party if the action or failure to act of such Principal Party (or in the case of ICLK, any ICLK Party) has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided, further, that in the event that, at the Outside Date, all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), except for the condition set forth in Section 8.1(b), such Principal Party proposing to exercise the right to terminate this Agreement under this Section 9.1(b) shall have engaged in good faith discussion for a period of no less than five (5) Business Days with the other Principal Party on alternative solutions to carry out the commercial intent of the Transactions.

(c)            by any Principal Party if a Governmental Entity shall have issued a final, non-appealable Order or taken any other non-appealable action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated under this Agreement, including the Merger; provided further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party if the issuance of such final, non-appealable Order or the taking of such non-appealable action was due to such Party’s failure to comply with any provision of this Agreement;

(d)            by DWM, upon a breach of any covenant or agreement set forth in this Agreement on the part of any ICLK Party, or if any representation or warranty of any ICLK Party shall have become untrue, in either case, such that the conditions set forth in Sections 8.1 and 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the ICLK Party is curable by the ICLK Parties prior to the Outside Date, then DWM must first provide written notice of such breach to ICLK and may only terminate this Agreement under this Section 9.1(d) if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from DWM to ICLK of such breach, and (ii) fifteen (15) Business Days prior to the Outside Date; provided, further, that it being understood that DWM may not terminate this Agreement pursuant to this Section 9.1(d) if it shall have materially breached this Agreement and such breach has not been cured;

(e)            by ICLK, upon a breach of any covenant or agreement set forth in this Agreement on the part of DWM or if any representation or warranty of DWM shall have become untrue, in either case such that the conditions set forth in Sections 8.1 and 8.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by DWM prior to the Outside Date, then ICLK must first provide written notice of such breach to DWM and may only terminate this Agreement under this Section 9.1(e), if such breach remains uncured on the earlier of: (i) thirty (30) days after delivery of written notice from ICLK to DWM of such breach, and (ii) fifteen (15) Business Days prior to the Outside Date; provided, further, that it being understood that ICLK may not terminate this Agreement pursuant to this Section 9.1(e) if it shall have materially breached this Agreement and such breach has not been cured; and

(f)            by any Principal Party, if, at the Special Meeting (including any adjournments thereof), the ICLK Shareholder Approval is not obtained; provided that, ICLK may not terminate this Agreement pursuant to this Section 9.1(f) if such failure to obtain the ICLK Shareholder Approval is a result of any breach under any ICLK Voting Agreement by any shareholder of ICLK party thereto or any breach by any ICLK Party under this Agreement.

9.2            Notice of Termination; Effect of Termination.

(a)            Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties.

(b)            In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions contemplated under this Agreement shall be abandoned, except for and subject to the following: (i) Section 7.5(a) (Confidentiality; Communications Plan; Access to Information), this Section 9.2 (Notice of Termination; Effect of Termination), Section 9.3 (Termination Fee) and Article XI (General Provisions) shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or fraud.

9.3           Termination Fee.

(a)            In the event that:

(i)            this Agreement is terminated by DWM pursuant to Section 9.1(d);

(ii)           this Agreement is terminated pursuant to Section 9.1(b) and, at the time of such termination, (x) all of the conditions set forth in Sections 8.1 and 8.3 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), (y) DWM has irrevocably confirmed by written notice to ICLK that all conditions set forth in Section 8.2 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.2, and that DWM is ready, willing and able to complete the Merger, and (z) ICLK and/or Merger Sub shall have failed to take necessary steps on its part to effect the Closing prior to the earlier of the Outside Date and twenty (20) Business Days following the anticipated Closing Date as set forth under Section 2.2; or

(iii)          this Agreement is terminated pursuant to Section 9.1(f),

then ICLK shall pay, or cause to be paid, to DWM or its designees an amount in cash equal to US$1,200,000 (the “ICLK Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination); it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(b)            In the event that:

(i)            this Agreement is terminated by ICLK pursuant to Section 9.1(e);

(ii)           this Agreement is terminated pursuant to Section 9.1(b) and, at the time of such termination, (x) all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that each of such conditions is capable of being satisfied at the Closing), (y) ICLK and Merger Sub have irrevocably confirmed by written notice to DWM that all conditions set forth in Section 8.3 have been satisfied, or that they are willing to waive any unsatisfied condition in Section 8.3, and that ICLK and Merger Sub are ready, willing and able to complete the Merger, and (z) DWM shall have failed to take necessary steps on its part to effect the Closing prior to earlier of the Outside Date and twenty (20) Business Days following the anticipated Closing Date as set forth under Section 2.2; or

(iii)            this Agreement is terminated pursuant to Section 9.1(c), but solely with respect to such Order or action permanently restraining, enjoining or otherwise prohibiting the DWM Asset Restructuring, then DWM shall pay, or cause to be paid, to ICLK or its designees an amount in cash equal to $1,200,000 (the “DWM Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (x) within five (5) Business Days after such termination); it being agreed that in no event shall DWM be required to pay the DWM Termination Fee more than once.

(c)             In the event that ICLK fails to pay the ICLK Termination Fee, or DWM fails to pay the DWM Termination Fee, when due and in accordance with the requirements of this Agreement, ICLK, on the one hand, or DWM, on the other hand, as the case may be, shall reimburse the other for reasonable costs and expenses actually incurred or accrued by the other Party or Parties (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3, together with interest on such unpaid ICLK Termination Fee or DWM Termination Fee, as the case may be, commencing on the date that the ICLK Termination Fee or DWM Termination Fee, as the case may be, became due until the date such amount is actually received by the applicable Party, at the prime rate as published in The Wall Street Journal on such date plus 1.00% or a lesser rate that is the maximum permitted by applicable Law. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d)            Subject to Section 11.6, ICLK’s right to (i) terminate this Agreement and receive the DWM Termination Fee pursuant to Section 9.3(b), and (ii) if applicable, receive reimbursement and interest pursuant to Section 9.3(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any ICLK Party against (A) DWM or the DWM Group Companies, (B) the former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of DWM or DWM Group Company, or (C) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (A) through (C), collectively, the “DWM Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement under this Agreement or any certificate or other document delivered in connection herewith or failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated. For the avoidance of doubt, neither DWM nor any other member of the DWM Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the DWM Termination Fee pursuant to Section 9.3(b) and the reimbursement and interest pursuant to Section 9.3(c), and in no event shall (I) any ICLK Group Company, (II) the former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any ICLK Group Company, or (C) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, Representatives, Affiliates, members, managers, general or limited partners, stockholders, successors or assignees of any of the foregoing (clauses (I) through (III), collectively, the “ICLK Group”), seek, or permit to be sought, on behalf of any member of the ICLK Group, any monetary damages from any member of the DWM Group in connection with this Agreement (or any certificate or other document delivered in connection herewith) or any of the Transactions, other than (without duplication) from (A) DWM to the extent provided in Section 9.3(b) and Section 9.3(c). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the DWM Group.

(e)            Subject to Section 11.6, DWM’s right to terminate this Agreement and receive the ICLK Termination Fee pursuant to Section 9.3(a) and reimbursement and interest under Section 9.3(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the DWM Group against any member of the ICLK Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement under this Agreement or any certificate or other document delivered in connection herewith or failure to perform hereunder or other failure of the Merger to be consummated. Neither ICLK nor any member of the ICLK Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by ICLK of the ICLK Termination Fee pursuant to Section 9.3(a) and the reimbursement and interest under Section 9.3(c), and in no event shall DWM or any other member of the DWM Group seek, or permit to be sought, on behalf of any member of the DWM Group, any monetary damages from any member of the ICLK Group in connection with this Agreement (or any certificate or other document delivered in connection herewith) or any of the Transactions, other than (without duplication) from ICLK to the extent provided in Section 9.3(a) and Section 9.3(c). This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the ICLK Group.

(f)             Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a ICLK Termination Fee or DWM Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(a) or Section 9.3(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate DWM or the ICLK, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.3, the Parties hereto would not have entered into this Agreement.

Article X
NO SURVIVAL

10.1         No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to fraud.

Article XI
GENERAL PROVISIONS

11.1         Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to any ICLK Party, to:

iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China

Attention: Josephine Ngai

Email: josephine.ngai@i-click.com

with a copy to:

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place, 500 Hennessy Road

Causeway Bay, Hong Kong

Attention: Shuang Zhao

E-mail: szhao@cgsh.com

and

Cleary Gottlieb Steen & Hamilton

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China

Attention: Denise Shiu

E-mail: dshiu@cgsh.com

if to DWM to:

DWM Holding Limited

1 Wallich Street

#30-02

Guoco Tower

Singapore 078881

Attention: Wayne Huo

Email: wayne.huo@ambergroup.io

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

Email: YGao@stblaw.com

and

Simpson Thacher & Bartlett LLP

3919 China World Center

1 Jianguomenwai Avenue

Beijing, 100004, China

Attention: Yang Wang

Email:	yang.wang@stblaw.com

or to such other address or to the attention of such other Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain) by means provided in this Section 11.1. If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2         Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were (a) delivered to such party or its legal counsel via electronic mail or hard copy form or (b) included in and available at the “Project Overlord LDD (shared)” online datasite hosted by Sharepoint (in the case of ICLK Parties) and “(2024-10-22) IK LDD request” online datasite hosted by Google Drive (in the case of DWM) at least one (1) Business Day prior to the date of this Agreement; provided that the documents and other materials included in and available at such online datasite shall be archived in the form of a CD and delivered to the Principal Parties promptly following the execution of this Agreement. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. Unless specifically provided otherwise herein, all references to currency amounts in this Agreement shall mean United States dollars; if the conversion between USD and RMB is necessary for purposes of this Agreement, unless specifically provided otherwise herein, such conversion shall be conducted at the Reference Exchange Rates of the date of such conversion. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19.

11.3         Counterparts; Electronic Delivery. This Agreement, the other Transaction Agreements and each other document executed in connection with the Transactions may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. Facsimile and e-mailed copies of signatures in portable document format (PDF) shall be deemed to be originals for purposes of the effectiveness of this Agreement.

11.4         Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than (i) at and after the Effective Time, Section 7.10 and Section 7.12(d), (ii) Sections 9.3(d) and 9.3(e), (iii) this Section 11.4 and (iv) Section 11.14 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Except as otherwise expressly provided herein, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person or entity not a Party to this Agreement. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement or the other Transaction Agreements. Nothing in this Agreement shall be deemed to constitute a partnership between the Parties.

11.5         Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible which most nearly reflects the Parties’ intent in entering into this Agreement.

11.6         Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7         Governing Law. This Agreement and the consummation the Transactions contemplated under this Agreement, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions contemplated under this Agreement, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions contemplated under this Agreement, shall be governed by and construed in accordance with the laws of Hong Kong regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger, and whether or not it has taken effect; (b) the legal effect of the Merger, including but not limited to the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Sub; (c) the effectiveness of the cancellation of the DWM Shares and the obligation on any Party to do so; (d) the fiduciary or other duties of the ICLK Board and the sole directors of Merger Sub and the extent to which there has been a breach of the same; (e) the general rights, duties and powers of the respective shareholders of ICLK, DWM and Merger Sub, including the rights provided for in Section 238 of the Cayman Companies Act with respect to any Dissenting Shares; and (f) the internal corporate affairs of ICLK, DWM and Merger Sub and the rights, duties and powers of the same, including whether there has been any breach of the same.

11.8         Consent to Jurisdiction; Waiver of Jury Trial.

(a)            Subject to the exception for matters to be governed by the laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 11.7, any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 11.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)            Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 11.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of Hong Kong. Nothing in this Section 11.8 shall be construed as preventing any Party from seeking conservatory or interim relief (including injunction, specific performance or other similar or comparable forms of equitable relief) from any court of competent jurisdiction pending final determination of the dispute by the arbitral tribunal.

(c)            TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9         Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction. Ambiguities in an agreement or other document will not be construed against the Party drafting such agreement or document.

11.10       Expenses. Except as otherwise expressly provided in this Agreement or the other Transaction Agreements, whether or not the Transactions are consummated, each Party shall pay, or cause to be paid, its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions. Notwithstanding the foregoing:

(a)            Following the Closing, ICLK shall bear the ICLK Transaction Costs, the Mutual Transaction Costs and the DWM Transaction Costs. With respect to any Transaction Cost to be borne by ICLK in accordance with the foregoing sentences of this Section 11.10(a), following the Closing, ICLK shall (i) pay or cause to be paid such Transaction Costs to the extent unpaid as of the Closing Date, each as set forth on the Closing Payments Schedule and the ICLK Closing Certificate, respectively, and (ii) to the extent that any such Transaction Costs has been paid by any Person other than the ICLK Group Companies prior to the Closing Date, reimburse each applicable payor for the amount of such paid Transaction Costs.

(b)            Following any termination of this Agreement without the Closing having occurred, (i) ICLK shall be responsible to pay, or cause to be paid, the ICLK Transaction Costs, (ii) DWM shall be responsible to pay, or cause to be paid, the DWM Transaction Costs, and (iii) DWM shall be responsible to pay, or cause to be paid, the Mutual Transaction Costs, provided that, if in connection with such termination the ICLK Termination Fee is payable pursuant to Section 9.3(a), then ICLK shall be responsible to pay, or cause to be paid, the Mutual Transaction Costs.

11.11       Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12       Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.13       Extension; Waiver. At any time prior to the Closing, ICLK (on behalf of and only with respect to the ICLK Parties) or DWM (on behalf of and only with respect to DWM) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations of another Party; (b) waive any inaccuracies in the representations and warranties made by another Party contained herein or in any document delivered by another Party pursuant hereto; and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14       No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

11.15       Disclosure Letters and Exhibits. The DWM Disclosure Letter and the ICLK Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the DWM Disclosure Letter or the ICLK Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of (i) DWM, or (ii) the ICLK Parties, as applicable, in this Agreement. Certain information set forth in the DWM Disclosure Letter and the ICLK Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the DWM Disclosure Letter or the ICLK Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the DWM Disclosure Letter or the ICLK Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the DWM Disclosure Letter or the ICLK Disclosure Letter is or is not material for purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

ICLK ICLICK INTERACTIVE ASIA GROUP LIMITED

By:	/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Title: Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

MERGER SUB OVERLORD MERGER SUB LTD.

By:	/s/ Wing Hong Sammy Hsieh
Name: Wing Hong Sammy Hsieh
Authorised Signatory for and on behalf of iClick Interactive Asia Group Limited
Title: Sole Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

DWM AMBER DWM HOLDING LIMITED

By:	/s/ Junwei HUO
Name: Junwei HUO
Title: Director

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Lock-Up Agreement

Exhibit B

Form of Plan of Merger

Exhibit C

Form of ICLK A&R MAA

Exhibit D

Form of DWM Third A&R MAA

Schedule 1

DWM Asset Restructuring Plan

Schedule 2

ICLK Indebtedness

Schedule 3

DWM Indebtedness